Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

AMONG

ATD MERGER SUB II LLC,

HERCULES TIRE HOLDINGS LLC,

THE EQUITYHOLDERS THAT ARE PARTIES HERETO,

AND, SOLELY FOR THE PURPOSES OF ARTICLE V AND SECTION 11.18, AMERICAN TIRE DISTRIBUTORS, INC.

January 24, 2014

i

4.21	Employees	20
4.22	Employee Benefits	21
4.23	Customers and Suppliers	23
4.24	Related Party Transactions	24
4.25	Indebtedness and Guaranties	24
4.26	No Retail Sales	24
4.27	Insurance	24
4.28	No Acceleration of Rights and Benefits	24
4.29	Capital Expenditures	25
4.30	Ethical Practices	25
4.31	No Brokers’ Fees	25
4.32	No Other Representations	25

ARTICLE V REPRESENTATIONS AND WARRANTIES REGARDING BUYER		26
5.1	Organization and Authority	26
5.2	No Conflicts	26
5.3	Litigation	26
5.4	No Brokers’ Fees	26
5.5	Investment Intent	26
5.6	Solvency	26

ARTICLE VI CERTAIN COVENANTS		27
6.1	Efforts to Close	27
6.2	Consents	27
6.3	Competition Act Approval	27
6.4	Operation of the Business	27
6.5	Full Access	28
6.6	Notice of Developments	28
6.7	401(k) Plan	28
6.8	Exclusivity	28
6.9	Termination of Related Party Arrangements	29
6.10	Supplement to Disclosure Schedule	29
6.11	Litigation Support	29
6.12	Name Change	29
6.13	Press Releases and Announcements	29
6.14	Confidentiality	29
6.15	WARN Act Notice	30
6.16	Directors’ and Officers’ Indemnification	30
6.17	Documents and Information	30
6.18	Additional Payment Covenants	30
6.19	Code § 280G Approval	31

ARTICLE VII CLOSING CONDITIONS		31
7.1	Conditions to Buyer’s Obligations	31
7.2	Conditions to Sellers’ and Target’s Obligations	33

ARTICLE VIII INDEMNIFICATION		34
8.1	Indemnification by the Sellers	34
8.2	Indemnification by Buyer	34
8.3	Survival and Time Limitations	34
8.4	Limitations on Indemnification	34

8.5	Claims Against the Companies	35
8.6	Manner of Payment	35
8.7	Third-Party Claims	36
8.8	Other Indemnification Matters	37
8.9	Exclusive Remedy	38

ARTICLE IX TAX MATTERS		38
9.1	Tax Indemnification	38
9.2	Income Tax Returns for Periods Ending on or Before the Closing Date	39
9.3	Other Pre-Closing Tax Returns	39
9.4	Cooperation on Tax Matters	39
9.5	Certain Taxes	40
9.6	Tax Sharing Agreements	40
9.7	Refunds and Other Tax Benefits	40
9.8	Transaction Tax Deductions	41
9.9	Optionholder Payments	42
9.10	Tax Contests	42

ARTICLE X TERMINATION		42
10.1	Termination Events	42
10.2	Effect of Termination	43

ARTICLE XI MISCELLANEOUS		43
11.1	Further Assurances	43
11.2	No Third-Party Beneficiaries	43
11.3	Entire Agreement	43
11.4	Successors and Assigns	43
11.5	Counterparts	44
11.6	Notices	44
11.7	JURISDICTION; SERVICE OF PROCESS; WAIVER OF JURY TRIAL	45
11.8	Governing Law	45
11.9	Amendments and Waivers	45
11.10	Severability	45
11.11	Expenses	45
11.12	Construction	45
11.13	Specific Performance	46
11.14	Time Is of the Essence	46
11.15	Disclosure Schedule	46
11.16	Sellers’ Representative	46
11.17	Attorney-Client Privilege and Conflict Waiver	48
11.18	Parent Guaranty	48

EXHIBITS AND SCHEDULES

Exhibits

Exhibit A	Definitions
Exhibit B	Certificate of Merger
Exhibit C	Letter of Transmittal
Exhibit D	Indemnification Escrow Agreement

Exhibit E	Working Capital Escrow Agreement
Exhibit F	Noncompete Agreements
Exhibit G	Transition Services Agreement

Schedules

Schedule 2.12(a)	Working Capital Example and Exceptions
Schedule 2.14	Additional Payments
Schedule 6.2	Consents
Schedule 6.9	Termination of Related Party Agreements
Schedule 9.7(b)(ii)	State Tax Refunds and Carrybacks
Schedule P-1	Permitted Encumbrances
Disclosure Schedule

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is entered into as of January 24, 2014, among ATD Merger Sub II LLC, a Delaware limited liability company (“Buyer”), Hercules Tire Holdings LLC, a Delaware limited liability company (the “Target”), the Equityholders that are listed on the signature pages hereto or that execute a Letter of Transmittal agreeing to be bound by the terms of this Agreement (each a “Seller” and, collectively, the “Sellers”), the Sellers’ Representative, and solely for the purposes of Article V and Section 11.18, American Tire Distributors, Inc., a Delaware corporation (“Parent”).

STATEMENT OF PURPOSE

The Sellers collectively own a majority of the outstanding Units of the Target. The Target owns all of the capital stock of The Hercules Tire & Rubber Company, a Connecticut corporation (“Hercules”). The Companies (other than the Target and the Companies listed as inactive on Section 4.2 of the Disclosure Schedule) are engaged in the business of purchasing, marketing, distributing and selling after-market replacement tires for passenger cars, trucks, and certain off road vehicles to tire dealers, wholesale distributors, retail distributors and others in the United States, Canada and internationally (collectively, as conducted by the Companies, the “Business”). Pursuant to this Agreement, Buyer will be merged with and into the Target, with the Target as the entity surviving after the merger (the “Surviving Entity”) for the consideration and on the terms and subject to the conditions set forth in this Agreement.

ARTICLE I

DEFINITIONS

All capitalized terms used throughout this Agreement and not otherwise defined herein shall have the meanings given them in Exhibit A

ARTICLE II

MERGER; PURCHASE PRICE; CLOSING TRANSACTIONS

2.1 Merger. At the Effective Time, upon the terms and subject to the satisfaction or written waiver of the conditions contained in this Agreement and the applicable provisions of the Delaware Limited Liability Company Act (“DLLCA”), Buyer shall be merged with and into the Target, the separate legal existence of Buyer shall cease, and the Target shall continue as the Surviving Entity (the “Merger”).

2.2 Effective Time. At the Effective Time, the effects of the Merger shall be as provided in the applicable provisions of the DLLCA and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Target and Buyer shall vest in the Surviving Entity, and all debts, liabilities and duties of the Target and Buyer shall become the debts, liabilities and duties of the Surviving Entity.

2.3 Certificate of Formation and Limited Liability Company Agreement. At the Effective Time, by virtue of the Merger, the limited liability company agreement of Buyer as in effect immediately prior to the Effective Time shall be the limited liability company agreement of the Surviving Entity. The certificate of formation of the Target as in effect immediately prior to the Effective Time shall be the certificate of formation of the Surviving Entity.

2.4 Managers and Officers. The managers of Buyer immediately prior to the Effective Time shall be the managers of the Surviving Entity immediately after the Effective Time. The officers of Buyer immediately prior to the Effective Time shall be the officers of the Surviving Entity immediately after the Effective Time.

2.5 Effect on Units of Target. At the Effective Time, by virtue of the Merger and without any further action on the part of Buyer, the Target, or the Equityholders, each unit (other than any Post-Exercise Units) representing ownership interests in the Target issued and outstanding immediately prior to the Effective Time (each an “Existing Unit”) will be canceled and extinguished and be converted automatically into the right to receive the Per Unit Payment and a Pro Rata Share of any amounts to be delivered to the Sellers’ Representative under this Agreement for disbursements to the Equityholders subject to compliance with Section 2.8.

2.6 Options of Hercules.

(a) On or promptly following the execution of this Agreement, but in no event later than two Business Days thereafter, Target shall cause Hercules to deliver a Letter of Transmittal to each Optionholder.

(b) At the Effective Time, each outstanding Vested Option held by any U.S. Optionholder will either be (i) exercised as evidenced by delivery of an executed Letter of Transmittal completed to Sellers’ Representative’s satisfaction prior to or at the Effective Time or (ii) deemed to be exercised at the Effective Time (subject to the conditions set forth in Section 2.8), unless otherwise mutually agreed by Buyer and Sellers’ Representative; provided, that after January 25, 2015 any outstanding Vested Option held by any Optionholder who has not delivered an executed Letter of Transmittal completed to Sellers’ Representative’s satisfaction may be treated as forfeited at the Sellers’ Representative’s option. Upon exercise or deemed exercise of any Vested Option held by an U.S. Optionholder and without any further action by the Target, Hercules or any other Person, Hercules will be deemed to have issued a number of common shares of Hercules equal to the number of common shares attributed to such Vested Option and the holder thereof will be deemed to have immediately contributed and assigned such common shares of Hercules to the Target in exchange for the issuance by the Target of a number of Units in the Target equal to the number of common shares of Hercules contributed by such holder to the Target (each a “Post-Exercise Unit”). At the Effective Time, the Vested Option Units with respect to each Vested Option exercised (or deemed exercised) of a U.S. Optionholder will be cancelled and converted into the right to receive the Option Payment with respect to such Vested Option Units and a Pro Rata Share of any amounts to be delivered to the Sellers’ Representative under this Agreement for disbursements to the Equityholders (in each case subject to all applicable U.S. federal, state, local and foreign (including Canadian provincial and municipal) Taxes and Tax withholdings) subject to compliance with Section 2.8.

(c) Immediately prior to the Effective Time, each outstanding Vested Option held by any Canadian Optionholder will be cancelled and upon such Canadian Optionholder’s execution and delivery of a Letter of Transmittal completed to the Sellers’ Representative’s satisfaction in compliance with Section 2.8 on or before the Effective Time or such longer time period as determined in accordance with Section 2.8 will be converted into the right to receive the Option Payment with respect to such Vested Option and a Pro Rata Share of any amounts to be delivered to the Sellers’ Representative under this Agreement for disbursements to the Equityholders (in each case subject to all applicable U.S. federal, state, local and foreign (including Canadian provincial and municipal) Taxes and Tax withholdings). The payments in Section 2.11(d)(iv) provided by Buyer will be treated by all Parties as having been advanced to Hercules for the purposes of making the above payments to the Canadian Optionholders.

(d) At the Effective Time, all outstanding Options that are not Vested Options or which are not exercised (or deemed exercised) or cancelled in accordance with subparagraphs (b) and (c) of this Section 2.6 will be forfeited.

2.7 No Further Rights. The right to receive the consideration to be paid in accordance with the terms hereof shall constitute full satisfaction of all rights pertaining to the Units and Options, and, from and after the Effective Time, the holders of Units, Options or agreements representing ownership or grant of Units or Options shall cease to have any rights with respect thereof, except as otherwise expressly provided for in this Agreement, the Indemnification Escrow Agreement, or the Working Capital Escrow Agreement.

2.8 Payment and Exchange Procedures. As condition to payment, each Equityholder shall execute and deliver to the Sellers’ Representative a Letter of Transmittal completed to the Sellers’ Representative’s satisfaction surrendering such Equityholder’s Units or Options, as the case may be. Without limiting the generality of the foregoing, in the case of any U.S. Optionholder whose Vested Options are deemed exercised pursuant to Section 2.6(b)(ii) or any Canadian Optionholder that has not timely delivered a Letter of Transmittal prior to or at the Effective Time, such Optionholder’s receipt of any consideration to be paid hereunder in respect of such Vested Options or Vested Option Units, as applicable, shall be conditioned upon the Sellers’ Representative’s subsequent receipt of an executed Letter of Transmittal on or before January 25, 2015 (or such later time as determined by the Sellers’ Representative), unless the Sellers’ Representative and Buyer mutually agree that such executed Letter of Transmittal must be delivered on an earlier date. If the consideration provided for herein is to be delivered in the name of a Person other than the Person in whose name is listed as the owner of record on the Target’s books and records immediately prior to the Effective Time, it shall be a condition of such delivery that all such Units or Options held by such Person be properly assigned by the owner of record and the Person requesting such payment (x) pays any transfer Tax required by reason of the payment to a Person other than the registered holder of such Units or Options or (y) establishes to the satisfaction of the Surviving Entity and the Sellers’ Representative that any such Tax has been paid or is otherwise not applicable. In making any payments hereunder, each of the Sellers’ Representative, the Surviving Entity, and the Companies shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Units or Options such amounts as may be required to be deducted or withheld with respect to the making of such payment under the Code or any applicable Tax provision (including any employment Taxes and Tax withholding in connection with the exercise or cancellation of any Vested Options). To the extent that amounts are so deducted or withheld and paid over to the appropriate Taxing authority by the Sellers’ Representative, the Surviving Entity, or the Companies, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.9 Payment Directions. Notwithstanding anything to the contrary contained in this Agreement or otherwise, in lieu of payments to the Sellers’ Representative for disbursement to the holders of Existing Units in accordance with this Agreement, the Sellers’ Representative shall have the right from time to time to direct the Surviving Entity or any other payor of any amounts under this Agreement (or any other agreement executed in connection herewith) to make any such payments directly to the Equityholders (or any one of them) in accordance with such payment instructions approved in writing by the Sellers’ Representative. Except as otherwise set forth in the proviso in Section 2.11(d)(iv) or as otherwise requested by the Sellers’ Representative, any payments to be made in respect of exercised Vested Options that are converted into Post-Exercise Units shall be paid to Hercules (in lieu of making such payments directly to the Sellers’ Representative) to be further distributed to the holders thereof in accordance with such written payment instructions from the Sellers’ Representative. Except as otherwise set forth in the proviso in Section 2.11(d)(iv) or as otherwise requested by the Sellers’ Representative, any payments to be made in respect of cancelled Vested Options held by Canadian Optionholders shall be paid to Hercules or to Hercules Canada as Hercules may direct (in lieu of making such payments directly to the Sellers’ Representative) to be further distributed to the holders thereof in accordance with such written payment instructions from the Sellers’ Representative. In connection with the foregoing payment and as directed in writing by the Sellers’ Representative and Buyer, Hercules and Hercules Canada, as the case may be, shall withhold all necessary Taxes in connection therewith and remit all required amounts (including both the employer and employee portion of employment Taxes) to the appropriate Taxing authorities in a timely manner. Notwithstanding the foregoing, the Sellers’ Representative shall have the right at any time to appoint an exchange agent reasonably acceptable to Buyer, at Sellers’ expense (in accordance with their Pro Rata Share), to hold any funds delivered to Sellers’ Representative in respect of Vested Options for which an Optionholder has failed to deliver a timely executed Letter of Transmittal in accordance with Section 2.6 and to disburse such funds in accordance with such directions as provided by Sellers’ Representative following a subsequent delivery by such Optionholders of an executed Letter of Transmittal during such time period as determined in accordance with Section 2.8.

2.10 Closing. Subject to the satisfaction of the conditions set forth in Sections 7.1 and 7.2 (or the waiver thereof by the Party entitled to waive any such condition), the Parties hereto will be required to complete the closing of the Merger (the “Closing”) at the offices of K&L Gates LLP, 214 North Tryon Street, Charlotte, North Carolina 28202 as soon as practicable, and no later than the fifth Business Day after satisfaction or waiver of each condition to the Closing set forth in Sections 7.1 and 7.2 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions); provided that the Closing shall not be required to occur in any case prior to January 31, 2014. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, Buyer and the Target shall file the Certificate of Merger (the “Certificate of Merger”) in substantially the form attached hereto as Exhibit B with the Secretary of State of the State of Delaware, executed in accordance with the applicable provisions of the DLLCA (the time that such filing is accepted by the Secretary of State of the State of Delaware, or such later time as may be agreed upon in writing by Buyer and the Target and specified in the Certificate of Merger, shall be referred to herein as the “Effective Time”). The closing time will be deemed effective as of 12:01 a.m. Eastern Time (the “Closing Time”) on the Closing Date for all other purposes, including determining the Estimated Closing Payment and Adjusted Closing Payment.

2.11 Purchase Price.

(a) The aggregate merger consideration (the “Purchase Price”) will be (i) $310,000,000 (the “Base Amount”), as adjusted pursuant to Sections 2.11(c) and 2.13, plus (ii) up to $10,000,000 in Additional Payments, pursuant to Section 2.14.

(b) Not later than three (3) Business Days prior to the Closing Date, the Target shall deliver to Buyer good faith, written estimates of the Cash as of the Closing Time but without giving effect to the Closing (the “Estimated Cash”), the Indebtedness of the Companies as of the Closing Time but without giving effect to the Closing (the “Estimated Indebtedness”), the Working Capital as of the Closing Time but without giving effect to the Closing (the “Estimated Working Capital”) and the Transactions Costs as of the Closing Time but without giving effect to the Closing (the “Estimated Transaction Costs”). The estimates in the preceding sentence shall be subject to the written approval of Buyer prior to the Closing, which approval shall not be unreasonably withheld or delayed.

(c) The estimated closing payment (the “Estimated Closing Payment”) will be an amount equal to the Base Amount:

(i) plus, the amount of the Estimated Cash;

(ii) minus, the amount of the Estimated Indebtedness;

(iii) plus, if the Estimated Working Capital exceeds the Working Capital Target, the amount of such excess;

(iv) minus, if the Estimated Working Capital is less than the Working Capital Target, the amount of such deficit; and

(v) minus, the Estimated Transaction Costs.

(d) At Closing, Buyer will pay (or cause to be paid):

(i) an amount equal to $9,300,000 (the “Indemnification Escrow Amount”), which represents payment of a portion of the Purchase Price, to the Escrow Agent by wire transfer of immediately available funds to a single bank account designated by the Escrow Agent to be held pursuant to the terms of the Indemnification Escrow Agreement;

(ii) an amount equal to $1,000,000 (the “Working Capital Escrow Amount”), which represents payment of a portion of the Purchase Price, to the Escrow Agent by wire transfer of immediately available funds to a single bank account designated by the Escrow Agent to be held pursuant to the terms of the Working Capital Escrow Agreement;

(iii) an amount equal to $2,000,000 (the “Sellers’ Representative Expense Fund”) to the Sellers’ Representative, for the purposes of satisfying costs, expenses, and/or liabilities incurred by the Sellers’ Representative in its capacity as Sellers’ Representative or as otherwise permitted to be used for the benefit of the Equityholders in accordance with this Agreement, by wire transfer of immediately available funds to a single bank account designated by the Sellers’ Representative;

(iv) an amount equal to the Option Payments attributed to all Vested Option Units (the “Closing Option Payment”), to Hercules, Hercules Canada or Hercules’ payroll agent, as directed by Sellers’ Representative or Hercules, by wire transfer of immediately available funds to such accounts designated by Sellers’ Representative to be paid in accordance with Section 2.11(e) (provided, that if any Option Payments are attributed to either (a) Vested Options that were deemed exercised pursuant to Section 2.6(b)(ii)(x) or, (ii) Vested Options held by a Canadian Optionholder that has not timely delivered a Letter of Transmittal completed to the Sellers’ Representative’s satisfaction on or before the Closing, then all Option Payments attributed to such Vested Option Units will be paid directly to Sellers’ Representative to be later disbursed (either directly or indirectly pursuant to Section 2.9) to such Optionholders upon compliance with Section 2.6 and Section 2.8 and if such Optionholders do not comply with Section 2.6 and Section 2.8, then such Option Payments may disbursed to the Sellers in accordance with their Pro Rata Shares);

(v) an amount equal to (a) the Per Unit Payment, multiplied by (b) the number of Existing Units, pursuant to the written payment directions of the Sellers’ Representative for the benefit of the holders of Existing Units, by wire transfer of immediately available funds to such accounts designated by the Sellers’ Representative;

(vi) on behalf of the Companies, an amount equal to the Repayment Indebtedness in accordance with the applicable pay-off letters, by wire transfer of immediately available funds to the bank accounts designated by the holders of the Repayment Indebtedness; and

(vii) on behalf of the Companies and the Sellers, an amount equal to the Estimated Transaction Costs by wire transfer of immediately available funds to the bank accounts designated by the payees for such Estimated Transaction Costs.

(e) Upon receipt by Hercules, Hercules Canada, as applicable, or Hercules’ payroll agent of any portion of the Closing Option Payment and Sellers’ Representative’s satisfaction with the conditions set forth in Section 2.8, Buyer shall cause Hercules, Hercules Canada, as applicable, or Hercules’ payroll agent, as applicable, to pay such received amounts to the holders of Vested Option Units in accordance with the written payment directions provided by Sellers’ Representative to Buyer, minus any applicable Taxes and Tax withholdings (which shall be paid to the appropriate Taxing authorities by the Surviving Entity, Hercules, or Hercules Canada, as the case may be).

2.12 Closing Statement.

(a) After the Closing, Buyer will prepare a closing statement (the “Closing Statement”) showing its calculations of the Cash, Indebtedness, Working Capital and Transaction Costs, in each case as of the Closing Time but without giving effect to the Closing (collectively, the “PP Components”) and the Adjusted Closing Payment. The PP Components will be calculated pursuant to their definitions herein and, as applicable, in accordance with GAAP applied on a basis consistent with the application of GAAP in the preparation of the Companies’ audited Financial Statements for the fiscal year ending on October 31, 2013, including with respect to the nature, inclusion, exclusion and classification of accounts (or sub-accounts), and the inclusion or exclusion, and the methodology for determining the level or amount of, reserves, accruals or materiality and otherwise in a manner consistent with the calculation of Working Capital on Schedule 2.12(a). Within 90 days after the Closing Date, Buyer will deliver to the Sellers’ Representative the Closing Statement, together with reasonable supporting documentation therefor.

(b) The Sellers’ Representative and its accounting and legal representatives will be entitled to examine the work papers related to the preparation of the Closing Statement and the relevant books and records of the Companies and to discuss the preparation of the Closing Statement with Buyer, the Target, and any employees or advisors of Buyer who are involved in preparing the PP Components or the Closing Statement.

(c) If the Sellers’ Representative disagrees with Buyer’s calculation of the Adjusted Closing Payment, the Sellers’ Representative must deliver to Buyer, within 30 days after the date Buyer delivered the Closing Statement to the Sellers’ Representative, a written description of such disagreement (the “Notice of Disagreement”). Buyer and the Sellers’ Representative will negotiate in good faith to resolve any such disagreements. If, after a period of 30 days following the date on which such written description is delivered, Buyer and the Sellers’ Representative have not resolved each such disagreement, then either Buyer or the Sellers’ Representative will be entitled to submit such disagreements to the Resolution Accountants, with prior written notice regarding such submission to the nonsubmitting party.

(d) Within five Business Days after receipt of such written notice, Buyer and, on behalf of the Sellers, the Sellers’ Representative will each deliver to the Resolution Accountants a written settlement offer setting forth its calculations of the PP Components and the Adjusted Closing Payment (each, a “Settlement Offer”); provided, that neither Buyer nor Sellers’ Representative may submit a Settlement Offer that contains a proposal as to any PP Component that, in the case of a proposal by Buyer, is more adverse to the Sellers when compared to the Closing Statement, or, in the case of a proposal by the Sellers’ Representative, is more adverse to Buyer when compared to the Notice of Disagreement. Buyer will cause the Companies to grant to the Resolution Accountants reasonable access to the Companies’ books and records relating to the calculation of the PP Components. The Resolution Accountants will resolve such remaining disagreements within 30 days after the date on which the Resolution Accountants are engaged or as soon thereafter as possible, and the calculation of the Adjusted Closing Payment by the Resolution Accountants will be binding upon the Parties. The cost of the services of the Resolution Accountants will be borne by Buyer, on the one hand, or the Sellers (severally in accordance with their Pro Rata Share), on the other hand, based on whose Settlement Offer differs the most from the Adjusted Closing Payment as finally determined by the Resolution Accountants. If both Settlement Offers differ equally, such cost will be borne half by Buyer, on the one hand, and half by the Sellers (severally in accordance with their Pro Rata Share), on the other hand.

2.13 Adjusted Closing Payment.

(a) The adjusted closing payment (the “Adjusted Closing Payment”) will be an amount equal to the Base Amount:

(i) plus, the amount of the Cash as of the Closing Time but without giving effect to the Closing;

(ii) minus, the amount of the Indebtedness of the Companies as of the Closing Time but without giving effect to the Closing;

(iii) plus, if the Working Capital as of the Closing Time but without giving effect to the Closing exceeds the Working Capital Target, the amount of such excess;

(iv) minus, if the Working Capital as of the Closing Time but without giving effect to the Closing is less than the Working Capital Target, the amount of such deficit; and

(v) minus, the Transaction Costs as of the Closing Time but without giving effect to the Closing.

(b) Within ten Business Days after the final determination of the Adjusted Closing Payment in accordance with Section 2.12:

(i) if the Adjusted Closing Payment exceeds the Estimated Closing Payment, Buyer will pay to the Sellers’ Representative, by wire transfer of immediately available funds to the bank accounts designated by the Sellers’ Representative for the benefit of the Equityholders in accordance with this Agreement the amount of such excess; or

(ii) if the Adjusted Closing Payment is less than the Estimated Closing Payment, the Sellers’ Representative and Buyer will deliver joint written instructions to the Escrow Agent to deliver such deficit to Buyer from the available balance of the Working Capital Escrow Amount and if the balance of the Working Capital Escrow Amount is insufficient to cover such payment, then such additional deficiency shall be satisfied in accordance with Section 8.6(b).

2.14 Additional Payments. The Purchase Price will be subject to potential increase in accordance with Schedule 2.14 (the “Additional Payments”). Subject to Sellers’ Representative’s rights under Section 2.9, all Additional Payments will be paid to the Sellers’ Representative for the benefit of the Equityholders in accordance with the terms of this Agreement (in accordance with their Pro Rata Share).

2.15 Withholding. Notwithstanding anything to the contrary in Article II, to the extent required by the Code or applicable Law, Buyer or the Companies shall be permitted to deduct and withhold any amounts required by Law to be deducted and withheld from the Purchase Price. Any amounts so deducted or withheld shall, to the extent remitted to the proper Governmental Body, be treated as if paid to the Sellers for whom the deduction or withholding was required.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE SELLERS

Each Seller, severally and not jointly, represents and warrants to Buyer as of the date hereof and as of the Closing as follows:

3.1 Organization and Authority. Such Seller has full power, authority and legal capacity to execute and deliver each Transaction Document to which such Seller is a party and to perform such Seller’s obligations thereunder. Upon the execution and delivery by such Seller of each Transaction Document to which such Seller is a party, such Transaction Document will constitute the valid and legally binding obligation of such Seller, enforceable against such Seller in accordance with the terms of such Transaction Document, subject to the Enforceability Exceptions. No ultimate shareholder or beneficial owner of such Seller is a resident of the People’s Republic of China whose indirect investment in the Target is subject to PRC foreign exchange registration (foreign exchange registration in respect of PRC resident’s round-trip investment).

3.2 Equity Ownership. Such Seller owns of record and beneficially the Interests set forth next to such Seller’s name on Section 4.2 of the Disclosure Schedule, free and clear of any Encumbrance or restriction on transfer (other than any restriction under any securities Law and any Encumbrance listed on Section 4.2 of the Disclosure Schedule that is being terminated on the Closing Date). Except as set forth on Section 4.2 of the Disclosure Schedule, such Seller is not a party to (a) any option, warrant, purchase right, right of first refusal, call, put or other Contract (other than this Agreement) that could require such Seller to sell, transfer or otherwise dispose of any Interests or (b) any voting trust, proxy or other Contract relating to the voting of any Interests.

3.3 No Conflicts. Neither the execution and delivery of the Transaction Documents to which such Seller is a party nor the performance of the Transactions will, directly or indirectly, with or without notice or lapse of time: (a) violate any Law to which such Seller or any of such Seller’s Interest is subject; (b) violate, conflict with, result in a breach of, constitute a default under, result in the acceleration of or give any Person the right to accelerate the maturity or performance of, or to cancel, terminate, modify or exercise any remedy under, any material Contract to which such Seller is a party or by which such Seller is bound or to which any of such Seller’s Interest is subject or the performance of which is guaranteed by such Seller; or (c) result in the imposition of any Encumbrance on any of such Seller’s Interest. Such Seller is not required to notify, make any filing with, or obtain any Consent of, any Person in order to perform the Transactions.

3.4 Litigation. There is no Proceeding pending or threatened in writing against such Seller relating to the Transactions.

3.5 No Brokers’ Fees. Such Seller does not have any Liability for any fee, commission or payment to any financial advisor, investment banker, broker or finder or similar agent with respect to the Transactions for which Buyer or any Company could be liable.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANIES

Except as set forth in the Disclosure Schedule, the Target represents and warrants to Buyer as of the date hereof and as of the Closing as follows:

4.1 Organization, Qualification and Corporate Power.

(a) Each Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation. Each Company is duly qualified to do business and is in good standing under the laws of each jurisdiction where the failure to so qualify could reasonably result in a material adverse effect. Each Company has the requisite company power and authority to conduct the business in which it is engaged, to own and use the properties and assets that it purports to own or use and to perform its obligations.

(b) Section 4.1(b) of the Disclosure Schedule sets forth each Company’s jurisdiction of incorporation or formation, the other jurisdictions in which it is qualified to do business, and its officers. The Target has delivered or made available to Buyer correct and complete copies of the Organizational Documents of each Company. No Company is in violation of any of its Organizational Documents. Except as set forth on Section 4.1(b) of the Disclosure Schedule, within the last three years, no Company has (a) used any trade names or assumed names or (b) operated any business other than the Business.

4.2 Capitalization; Subsidiaries. The entire authorized, issued and outstanding Equity of the Target is set forth on Section 4.2 of the Disclosure Schedule. Such Equity is owned of record and, to the Companies’ Knowledge, beneficially by the Persons and in the amounts set forth on Section 4.2 of the Disclosure Schedule. All of the outstanding Equity of each Company has been duly authorized and is validly issued, fully paid and nonassessable. Section 4.2 of the Disclosure Schedule lists each Company, its Equity outstanding, the record and beneficial owner of such Equity, and whether such entity is active or inactive. For each Company listed as inactive, such Company has no operations and, to the Companies’ Knowledge, has no Liabilities (other than Liabilities under leases in the name of any inactive Subsidiaries as set forth on the Disclosure Schedule). Except as set forth on Section 4.2 of the Disclosure Schedule, there are no outstanding securities convertible or exchangeable into Equity of any Company or any options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that could require any Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem Equity of any Company. No Company has violated any securities Law in connection with the offer, sale or issuance of any of its capital stock or other equity or debt securities. Except as set forth on Section 4.2 of the Disclosure Schedule, there are no outstanding stock appreciation, phantom stock, profit participation or similar rights with respect to any Company. Except as set forth on Section 4.2 of the Disclosure Schedule, there are no voting trusts, proxies or other Contracts relating to the voting of the capital stock or Equity of any Company. Except as set forth on Section 4.2 of the Disclosure Schedule, no Company directly or indirectly controls or owns, or has any rights to control, acquire or own, any capital stock or other equity or debt securities or interest of or in any Person that is not a Subsidiary. Other than its ownership of a majority of the Units, Holdings has no assets or operations that relate to the Business or the Companies.

4.3 Authority. The Target has the requisite limited liability company power and authority to execute and deliver each Transaction Document to which it is a party and to perform its obligations thereunder. The execution and delivery by the Target of each Transaction Document to which it is a party and the performance by the Target of the Transactions have been duly authorized by all requisite limited liability company action of the Target. This Agreement constitutes the valid and legally binding obligations of the Target, enforceable against the Target in accordance with the terms of this Agreement, subject to the Enforceability Exceptions.

4.4 No Conflicts. Except as set forth on Section 4.4 of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the performance of the Transactions will, directly or indirectly, with or without notice or lapse of time: (a) violate any Law to which any Company or any asset owned or used by any Company is subject; (b) violate any Permit held by any Company or give any Governmental Body the right to terminate, revoke, suspend or modify any Permit held by any Company; (c) violate any Organizational Document of any Company; (d) violate, conflict with, result in a breach of, constitute a default under, result in the acceleration of or give any Person the right to accelerate the maturity or performance of, or to cancel, terminate, modify or exercise any remedy under, any Material Contract to which any Company is a party or by which any Company is bound or to which any asset of any Company is subject or under which any Company has any rights or the performance of which is guaranteed by any Company; (e) cause Buyer or any Company to have any Liability for any Tax; or (f) result in the imposition of any Encumbrance upon any asset owned or used by any Company. Except as set forth on Section 4.4 of the Disclosure Schedule, no Company is required to notify, make any filing with, or obtain any Consent of, any Person in order to perform the Transactions.

4.5 Financial Statements.

(a) Attached to Section 4.5(a)(i) of the Disclosure Schedule are the following financial statements (collectively, the “Financial Statements”): (i) audited, consolidated balance sheets of the Companies (other than the Target) as of October 31, 2012 and October 31, 2013 and statements of operations, stockholders’ equity, and cash flow for each of the fiscal years then ended, together with the notes thereto and the reports thereon of Plante & Moran, PLLC, independent certified public accountants; and (ii) an unaudited, consolidated balance sheet (the “Interim Balance Sheet”) of the Companies (other than the Target) as of December 31, 2013 (the “Interim Date”) and statement of operations for the two-month period then ended (the “Interim Period”). Except as set forth on Section 4.5(a)(ii) of the Disclosure Schedule, the Financial Statements have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered thereby, and present fairly in all material respects the financial condition of the Companies as of and for their respective dates; provided, however, that the interim financial statements described in clause (ii) above are subject to normal, recurring year-end adjustments (which will not be, individually or in the aggregate, materially adverse) and lack notes (which, if presented, would not differ materially from the notes accompanying the Balance Sheet). The Target has had no liabilities or income (other than in connection with its ownership of the capital stock of Hercules) and, other than its ownership of the capital stock of Hercules, the Target does not have any assets.

(b) Each Company’s financial books and records (i) are complete and correct in all material respects and all material transactions to which such Company is or has been a party are accurately reflected therein in all material respects and (ii) form the basis for the Financial Statements.

(c) Each Company maintains a system of internal accounting controls that has been adequate to insure that such Company maintains no off-the-books accounts. To the Companies’ Knowledge, there are no events of fraud that involve management or other employees of any Company who have a role in any Company’s financial reporting.

4.6 Franchise Matters. No Company (a) has offered, sold or granted franchises of any type, nor engaged in any action, conduct, operation or practice which constitutes, or reasonably could be construed as constituting, a franchise business or system, (b) has filed any application seeking registration, exemption, and/or approval to do any of the foregoing or (c) is currently a party to any

Contract which relates to a “franchise” or “business opportunity” as defined by the Federal Trade Commission or under any Law that governs, regulates or otherwise affects the offer or sale of franchises or business opportunities.

4.7 Absence of Certain Changes. Except as set forth on Section 4.7 of the Disclosure Schedule, since the Audit Date:

(a) no Company has sold, leased, transferred or assigned any asset with a value of more than $150,000, other than for fair consideration in the Ordinary Course of Business;

(b) no Company has sold, leased, transferred or assigned any of its assets, tangible or intangible, with a value of more than $150,000, other than the sale or transfer of Inventory or immaterial assets for fair consideration in the Ordinary Course of Business;

(c) no Company has experienced any unreimbursed damage, destruction or loss in an amount exceeding $150,000 other than ordinary wear and tear (whether or not covered by insurance) to its property;

(d) other than in the Ordinary Course of Business, no Company has made any material change in the manner in which products or services of the Business are marketed or any material change in the manner in which the Business extends discounts or credits to customers;

(e) No Company has accelerated, terminated, modified or cancelled any Contract or Permit (or series of reasonably related Contracts and Permits) involving more than $300,000 annually to which any Company is a party or by which it is bound, and no Company has received any written notice that any other party to such a Contract or Permit (or series of reasonably related Contracts and Permits) has accelerated, terminated, modified or cancelled the same;

(f) no Company has imposed any Encumbrances (excluding Permitted Encumbrances) upon any of its assets, tangible or intangible;

(g) no Company has (i) made any unbudgeted capital expenditure (or series of related capital expenditures) either involving more than $150,000 or outside the Ordinary Course of Business, (ii) failed to make any scheduled capital expenditures or investments when due, or (iii) made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans or acquisitions) involving more than $300,000;

(h) no Company has delayed or postponed the payment of accounts payable or other Liabilities or accelerated the collection of accounts receivable, in either case outside the Ordinary Course of Business, or altered any accounting method or practice;

(i) the Companies have not issued, created, incurred or assumed Indebtedness involving more than $250,000 in the aggregate (excluding any Indebtedness incurred under the existing credit facilities);

(j) no Company has canceled, compromised, waived or released any right or claim (or series of related rights or claims) or any Indebtedness (or series of related Indebtedness) owed to it, in any case involving more than $250,000;

(k) no Company has issued, sold or otherwise disposed of any of its Equity or granted any options, warrants or other rights to acquire (including upon conversion, exchange or exercise)

any of its Equity or declared, set aside, made or paid any dividend or distribution with respect to its Equity (whether in cash or in kind) or redeemed, purchased or otherwise acquired any of its Equity or amended any of its Organizational Documents;

(l) no Company has (i) conducted the Business outside the Ordinary Course of Business, (ii) made any loan to, or entered into any other transaction with, any of its officers or employees on terms that would not have resulted from an arms-length transaction, (iii) entered into any written employment Contract or modified the terms of any existing written employment Contract, (iv) granted any increase in the compensation of any of its officers or employees (including any increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) for any employees earning annual compensation in excess of $150,000, or (v) adopted, amended, modified or terminated any Employee Benefit Plan or other Contract for the benefit of any of its officers or employees;

(m) no Company has made, rescinded or changed any Tax election, changed any Tax accounting period, adopted or changed any material accounting method, filed any amended Tax Return, entered into any closing agreement, settled any Tax claim, assessment or Liability, surrendered any right to claim a refund of Taxes, consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or taken any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(n) there has not been any Proceeding commenced nor threatened in writing relating to or affecting any Company, the Business or any asset owned or used by any Company;

(o) there has not been any loss of any material customer, distribution channel, sales location or source of supply of Inventory, utilities or contract services or the receipt of any written notice that such a loss may be pending,

(p) there has not been any Material Adverse Effect; and

(q) no Company has not agreed or committed to any of the foregoing.

4.8 No Undisclosed Liabilities. No Company has any material Liability based on facts, events, or circumstances existing as of immediately prior to the Closing Time (and no basis exists for any material Liability) that would be required to be disclosed on the financial statements of such Company in accordance with GAAP (applied on a basis consistent with the preparation of the Companies’ audited Financial Statements for the fiscal year ending on October 31, 2013), except for (a) Liabilities under executory Contracts that are either listed on Section 4.14 of the Disclosure Schedule or are not required to be listed thereon, excluding Liabilities for any breach of any executory Contract, (b) Liabilities disclosed on the Disclosure Schedule, (c) Liabilities reflected or reserved against on the Interim Balance Sheet (rather than in the notes thereto), (d) current Liabilities incurred in the Ordinary Course of Business since the Interim Date (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of Contract, breach of warranty, tort, infringement or violation of Law), and (e) Liabilities to the extent included in the final calculation of Transaction Costs, Indebtedness, or Working Capital.

4.9 Title to and Sufficiency of Assets. The Companies will have good and marketable title to, or a valid leasehold interest in, every property or asset purported to be leased or owned by them as of the Closing (the “Assets”), free and clear of any Encumbrances except Permitted Encumbrances. The Assets comprise all of the tangible and intangible properties, assets and interests in properties required for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to Closing.

4.10 Tangible Personal Property; Condition of Assets. Section 4.10 of the Disclosure Schedule lists all machinery, equipment, parts, tools, fixtures, furniture, office equipment, computer hardware, supplies, motor vehicles, fork-lift trucks and other rolling stock, tire racks, storage containers and tangible personal property (other than Inventory) owned by the Companies (the “Tangible Personal Property”) that has a net book value in excess of $100,000 and its net book value. Except as set forth on Section 4.10 of the Disclosure Schedule, the buildings, plants, structures and Tangible Personal Property used by the Business that are owned or leased by any Company are structurally sound, free from material defects, in good operating condition and repair (subject to normal wear and tear and ordinary routine maintenance) and suitable for the uses for which they are used in the Business. Except as set forth on Section 4.10 of the Disclosure Schedule, none of such buildings, plants, structures, or Tangible Personal Property is in need of maintenance or repairs, except as is budgeted (and disclosed on Section 4.29 of the Disclosure Schedule) or that otherwise is for ordinary, routine maintenance and repairs that are not material in nature or cost to such building, plant, structure, or Tangible Personal Property. Except as set forth on Section 4.10 of the Disclosure Schedule, all of the Tangible Personal Property is located on the Real Property (except for those in transit in the Ordinary Course of Business).

4.11 Accounts Receivable. Section 4.11 of the Disclosure Schedule lists all Accounts Receivable as of the Interim Date and the aging of such Accounts Receivable. All Accounts Receivable represent valid obligations arising from products or services actually sold by a Company in the Ordinary Course of Business. The Accounts Receivables reserves to be reflected in the accounting records of the Companies as of the Closing Date (and reflected in Working Capital) will have been calculated consistent with past practices. To the Companies’ Knowledge, there is no contest, claim, or right to set-off, other than returns in the Ordinary Course of Business, under any Contract with any obligor of an Account Receivable relating to the amount or validity of such Account Receivable.

4.12 Inventory. Subject to the reserves related to Inventory to the extent included in the calculation of Working Capital, the Inventory consists of finished goods and is good and merchantable, of a quality and quantity useable and saleable for the needs of the Business in accordance with past practice, and fit for the purpose for which it was procured or manufactured. Except as set forth on Section 4.12 of the Disclosure Schedule, other than Inventory in transit in the Ordinary Course of Business, all of the Inventory is located on the Real Property.

4.13 Real Property.

(a) Section 4.13(a) of the Disclosure Schedule lists all of the real property and interests therein owned by any Company (with all easements and other rights appurtenant to such property, the “Owned Real Property”) and, relative to each such property or interest, the Company that owns it. The Companies have good and marketable fee simple title to the Owned Real Property, free and clear of any Encumbrances, except Permitted Encumbrances. No Company is a lessor of any parcel of Owned Real Property or any portion thereof or interest therein.

(b) Section 4.13(b) of the Disclosure Schedule lists all of the real property and interests therein leased, subleased or otherwise occupied or used by any Company (with all easements and other rights appurtenant to such property, the “Leased Real Property”). For each item of Leased Real Property, Section 4.13(b) of the Disclosure Schedule also lists the lessor, the lessee, and the lease, sublease, or other Contract pursuant to which the applicable Company holds a possessory interest in the Leased Real Property and all amendments, renewals, or extensions thereto (each, a “Lease”). With respect to each item of Leased Real Property, the leasehold interest of the applicable Company is free and clear of any Encumbrances, except Permitted Encumbrances. Except as set forth on Section 4.13(b) of the Disclosure Schedule, no Company is a sublessor of, or has assigned any lease covering, any item of Leased Real Property. Except as set forth on Section 4.13(b) of the Disclosure Schedule, leasing commissions or other brokerage fees due from or payable by any Company with respect to any Lease have been paid in full.

(c) The Owned Leased Property and the Leased Real Property (collectively, the “Real Property”) constitute all interests of the Companies in real property currently used in connection with the Business. The Real Property is not subject to any rights of way, building use restrictions, title exceptions, variances, reservations or limitations of any kind or nature, except (i) those that in the aggregate do not impair the current use, occupancy, value or marketability of title to the Real Property and (ii) with respect to each item of Leased Real Property, as set forth in the Lease relating to such item: All buildings, plants, structures and other improvements owned or used by any Company lie wholly within the boundaries of the Real Property and do not encroach upon the property, or otherwise conflict with the property rights, of any other Person. The Real Property complies in all material respects with all Laws, including zoning requirements, the Companies have received and there remains in place a valid certificate of occupancy or the equivalent by the applicable Governmental Bodies having jurisdiction thereof authorizing the Companies’ use and occupancy, and no Company has received any written notifications from any Governmental Body or insurance company recommending improvements to the Real Property or any other actions relative to the Real Property. No Company is a party to or bound by any Contract (including any option) for the purchase or sale of any real estate interest or any Contract for the lease to or from any Company of any real estate interest not currently in possession of any Company.

4.14 Contracts.

(a) Section 4.14 of the Disclosure Schedule lists the following Contracts (other than purchase orders entered into in the Ordinary Course of Business) to which any Company is a party or by which any Company is bound or to which any asset of any Company is subject or under which any Company has any rights or the performance of which is guaranteed by any Company (collectively, with the Leases, Licenses and Insurance Policies, the “Material Contracts”): (i) each Contract (or series of related Contracts) that involves delivery or receipt of products or services that involves expenditures or receipts in any fiscal year in excess of $250,000; (ii) each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments in any fiscal year of less than $250,000), including each Lease and License; (iii) each joint venture, partnership or Contract involving a sharing of profits, losses, costs or Liabilities with any other Person; (iv) each Contract containing any covenant that purports to restrict the business activity of any Company or limit the freedom of any Company to engage in any line of business or to compete with any Person; (v) each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods; (vi) each written warranty, guaranty or other similar undertaking with respect to contractual performance other than in the Ordinary Course of Business; (vii) each Contract for Indebtedness; (viii) each Contract to which any Seller or, to the Companies’ Knowledge, any Related Party of any Seller or of any Company is a party or otherwise has any rights, obligations or interests; and (ix) each Contract by virtue of which any Company owns any interest, directly or indirectly, in any joint venture, partnership, limited liability company, association, or other entity.

(b) The Target has delivered or made available to Buyer a correct and complete copy of each written Material Contract. Each Material Contract, with respect to any Company, is legal, valid, binding, enforceable against such Company, in full force and effect. Each Material Contract, with respect to the other parties to such Material Contract, to the Companies’ Knowledge, is legal, valid, binding, enforceable, in full force and effect. No Company is in breach or default, and, to the Companies’ Knowledge, no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration, under any Material Contract. To the Companies’

Knowledge, no other party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration, under any Material Contract. To the Companies’ Knowledge, no party to any Material Contract has repudiated any provision of any Material Contract.

(c) No Company is currently a party to, has been a party to within the last three years, or presently contemplates being a party to, any Government Contract.

4.15 Intellectual Property.

(a) Each Company owns or has the right to use all Intellectual Property necessary or prudent for the operation of the Business as presently conducted. Each item of Intellectual Property owned, licensed or used by any Company immediately prior to the Closing will be owned, licensed or available for use by any Company on identical terms and conditions immediately following the Closing. Each item of Intellectual Property owned, licensed or used by any Company that is material to the Business is valid and enforceable and otherwise complies in all material respects with all Laws applicable to the enforceability thereof.

(b) To the Companies’ Knowledge, no Company has violated or infringed upon or otherwise come into conflict with any Intellectual Property of third parties, and no Company has received any written notice alleging any such violation, infringement or other conflict. To the Companies’ Knowledge, during the last three years, no third party has infringed upon or otherwise come into conflict with any Intellectual Property of any Company (other than as set forth on Section 4.15(c) of the Disclosure Schedule).

(c) Section 4.15(c) of the Disclosure Schedule identifies each pending or registered patent, trademark, service mark and copyright with respect to any of its Intellectual Property and identifies each current license, agreement or other permission that any Company has granted to any third party with respect to any of its Intellectual Property. The Target has delivered to Buyer correct and complete written reports of all such patents, trademarks, services marks, copyrights, licenses, agreements and permissions and have made available to Buyer correct and complete copies of all other written documentation evidencing ownership of each such item. Section 4.15(c) of the Disclosure Schedule also identifies each trade name or unregistered trademark or service mark owned by any Company. With respect to each item of Intellectual Property identified in Section 4.15(c) of the Disclosure Schedule: (i) the applicable Company possess all right, title and interest in and to the item, free and clear of any Encumbrance (other than Permitted Encumbrances); (ii) the item is not subject to any Order; (iii) except as set forth on Section 4.15(c) of the Disclosure Schedule, no Proceeding is pending or threatened in writing that challenges the legality, validity, enforceability, use or ownership of the item; and (iv) such Company has not agreed to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to the item.

(d) Section 4.15(d) of the Disclosure Schedule identifies each item of Intellectual Property that any Person other than any Company owns and that any Company uses pursuant to license, agreement or permission (a “License”). With respect to each item of Intellectual Property required to be identified in Section 4.15(d) of the Disclosure Schedule: (i) to the Companies’ Knowledge, such item is not subject to any Order; (ii) to the Companies’ Knowledge, no Proceeding is pending or is threatened in writing that challenges the legality, validity or enforceability of such item; and (iii) the applicable Company has not granted any sublicense or similar right with respect to the License relating to such item.

(e) Each Company has taken commercially reasonable actions to maintain and protect its Intellectual Property that is material to the Business so as not to adversely affect the validity or enforceability thereof. This Section 4.15 contains all of the Companies’ representations and warranties with respect to the Intellectual Property matters addressed herein.

4.16 Tax.

Except as set forth on Section 4.16(a) of the Disclosure Schedule,

(a) Each Company has timely filed with the appropriate Governmental Body all Tax Returns that such Company was required to have filed. All Tax Returns filed by each Company are true, correct and complete in all material respects. All Taxes owed by each Company (whether or not shown on any Tax Return, including all installments on account of Taxes for the current Tax year) have been paid to the proper Governmental Body. No written claim has been made by any Governmental Body in a jurisdiction where any Company does not file Tax Returns that such Company is or may be subject to the payment, collection or remittance of any Tax of that jurisdiction or is otherwise subject to taxation by that jurisdiction. There are no Encumbrances (other than Permitted Encumbrances) on any of the assets of any Company that arose in connection with any failure (or alleged failure) to pay any Tax. Section 4.16(a)(i) of the Disclosure Schedule contains a list of all states, territories and other jurisdictions (whether domestic or foreign) in which each Company has filed a franchise, income, employment, sale or use Tax Return at any time during the six-year period ending on the Closing Date, (ii) identifies those Tax Returns that have been audited, (iii) identifies those Tax Returns that currently are the subject of audit, and (iv) lists all governmental rulings and similar determinations with respect to Taxes requested or received by each Company. The Target has delivered or made available to Buyer true, correct and complete copies of all franchise, income, employment, sales or use, and property Tax Returns filed by, and all examination reports, and statements of deficiencies assessed against or agreed to by, each Company during the six-year period ending on the Closing Date.

(b) Each Company has withheld or collected, and paid to the proper Governmental Body, all Taxes required to have been withheld or collected and remitted, and complied in all material respects with all information reporting and back-up withholding requirements, and has maintained all required records with respect thereto, in connection with amounts paid or owing to any employee, customer, creditor, equityholder, independent contractor, or other third party.

(c) Since the Interim Date, no Company has incurred any Liability for Taxes outside the Ordinary Course of Business.

(d) To the Companies’ Knowledge, there is no basis for any Governmental Body to, and neither Seller nor any officer (or employee responsible for Tax matters) of any Company has been notified in writing that any Governmental Body intends to, assess any additional Taxes for any period for which Tax Returns have been filed. There is no investigation, audit, dispute or claim concerning any Liability for Taxes paid, collected or remitted by any Company either (i) claimed or raised by any Governmental Body in writing or (ii) as to which any Seller or any Company has Knowledge.

(e) No Company has waived any statute or period of limitations (which has not since closed) with respect to any Tax or agreed, or been requested by any Governmental Body to agree, to any extension of time (which has not since expired) with respect to any Tax. No extension of time within which to file any Tax Return of any Company is currently in effect.

(f) No Company has filed a consent under Code § 341(f), as in effect prior to the Jobs and Growth Tax Reconciliation Act of 2003, concerning collapsible corporations. No Company has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code § 280G or

Code § 162(m). No Company has been a United States real property holding corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(1)(A)(ii). Each Company has disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of U.S. federal income Tax within the meaning of Code § 6662. No Company is a party to any agreement the principal subject matter of which is the allocation, sharing or reimbursement of Taxes (a “Tax Sharing Agreement”), excluding (for the avoidance of doubt) any lease, purchase order, supply agreement or other similar contract entered into in the Ordinary Course of Business. No Company has been a member of any Affiliated Group filing a consolidated U.S. federal, state, local or foreign (including Canadian provincial or municipal) income Tax Return (other than a group the common parent of which was the Target). No Company has any Liability for Taxes of any Person (other than any Company) under Treasury Regulation § 1.1502-6 (or any similar provision of any other Law), as a transferee or successor, or otherwise by operation of law. No Company has participated in an international boycott within the meaning of Code § 999. No asset of any Company (i) is property required to be treated as being owned by another Person pursuant to the provisions of § 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, or (ii) constitutes “tax-exempt use property” or “tax-exempt bond financed property” within the meaning of Code § 168. No Company has been a “distributing company” within the meaning of Code § 355(c)(2) with respect to a transaction described in Code § 355 within the six-year period ending on the Closing Date.

(g) No Company has, directly or indirectly, participated in any transaction (including, the Transactions) that would constitute (i) a “reportable transaction” or “listed transaction” as defined in Treasury Regulation § 1.6011-4 or (ii) a “tax shelter” as defined in Code § 6111 and the Treasury Regulations thereunder.

(h) No Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Code § 7121 (or any corresponding or similar provision of state, local or foreign (including Canadian provincial or municipal) Tax Law) executed on or prior to the Closing Date; (C) intercompany transactions occurring at or prior to the Closing or any excess loss account in existence at Closing described in Treasury Regulations under Code § 1502 (or any corresponding or similar provision of state, provincial, municipal, local or foreign Tax Law); (D) installment sale or open transaction disposition made, prepaid amount received, on or prior to the Closing Date, except to the extent that such sale, disposition or prepayment results in an offsetting liability which is taken into account in the determination of Working Capital (as in the case, for example, a deposit or deferred revenue); or (E) election under Code § 108(i).

(i) Each Company (other than the Target and Hercules) is, and has been at all times since its inception, either a corporation under subchapter C of the Code or a disregarded entity owned by a corporation under subchapter C of the Code for U.S. federal, and, as applicable, state and local income Tax purposes. Hercules is, and has been at all times since its inception, a corporation under subchapter C of the Code for U.S. federal, state and local income Tax purposes. The Target has been a partnership for U.S. federal, and, as applicable, state and local income Tax purposes from its inception until December 31, 2009, as of which date Target elected to be (and since such date has been) classified as a corporation for U.S. federal, state and local income Tax purposes. No Company owns an interest, directly or indirectly, in any joint venture, partnership, limited liability company, association, or other entity that is treated as a partnership for U.S. federal, state or local income tax purposes.

(j) No Company is subject to Tax in any country other than its place of incorporation or formation by virtue of having a permanent establishment or other fixed place of business in such other country. No Company is a “passive foreign investment company” within the meaning of Code § 1297. No Company is, nor at any time has been, subject to (i) the dual consolidated loss provisions of Code § 1503(d) or (ii) the recharacterization provisions of Code § 952(c)(2).

(k) None of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Income Tax Act (Canada), or any equivalent provision of the Tax legislation of any province have applied or will apply to any Canadian Resident Company at any time up to and including the Closing Date.

(l) No Canadian Resident Company has acquired property from a non-arm’s length Person, within the meaning of the Income Tax Act (Canada), for consideration, the value of which is less than the fair market value of the property acquired, in circumstances which could subject it to a liability under section 160 of the Income Tax Act (Canada).

(m) For all transactions between any Canadian Resident Company and any non-resident Person with whom such Company was not dealing at arm’s length during a taxation year commencing after 1998 and ending on or before the Closing Date, each Company has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Income Tax Act (Canada).

(n) Each Company that carries on business in Canada is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and, if applicable, under Division I of Chapter VIII of Title I of the Quebec Sales Tax Act with respect to the Quebec sales tax.

(o) The Interests are not taxable Canadian property for purposes of section 116, and within the meaning, of the Income Tax Act (Canada).

(p) Sections 4.16 and 4.22 contain all of the Companies’ representations and warranties with respect to the matters relating to Tax addressed in such sections. For the sake of clarity, the preceding sentence does not apply to Article IX.

4.17 Legal Compliance.

(a) Except as set forth on Section 4.17(a) of the Disclosure Schedule, each Company is, and for the last three years has been, in compliance in all material respects with all applicable Laws and Permits. Except as set forth on Section 4.17(a) of the Disclosure Schedule, no Proceeding is pending, nor has been filed or commenced within the last three years, against any Company, alleging any failure to comply with any applicable Law or Permit. Except as set forth on Section 4.17(a) of the Disclosure Schedule, no Company has received any written notice or other written communication from any Person regarding any actual, alleged or potential violation by any Company of any Law or Permit or any cancellation, termination or failure to renew any Permit held by any Company.

(b) None of the Companies, nor, to the Companies’ Knowledge, any of their managers, stockholders, directors, officers, employees, or agents are, or, at any time since January 1, 2009, were a Person that is or was: (i) identified on any U.S. Restricted Person List; (ii) identified on any other comparable list of Persons subject to trade restrictions and/or sanctions imposed or administered by any Governmental Body in any jurisdiction in which any Company operates; or (iii) organized, incorporated, established, located, resident of, or born in, or a citizen, national, or the government or a government instrumentality of, Cuba, Iran, Libya (during the period between February 25, 2011 and December 16, 2011), Myanmar (f/k/a Burma), North Korea, Sudan, Syria, or any other country embargoed or subject to substantial trade restrictions by the Governmental Body in any jurisdiction in which any Company operates. Except as set forth on Section 4.17(b) of the Disclosure Schedule, each Company and, to the Companies’ Knowledge, its stockholders, managers, directors, officers, employees and agents (to the extent any such agents have acted and/or are acting for or on behalf of a Company) are, and for the last five years have been, in compliance in all material respects with all applicable U.S. Trade Laws and foreign export and import Laws, and there are no claims, complaints, charges, investigations or proceedings pending or threatened in writing to any Company’s Knowledge by any Governmental Body that implicate any Company, its stockholders, managers, directors, officers, employees or agents under any such Laws. Except as set forth on Section 4.17(b) of the Disclosure Schedule, all Taxes, and fees owed by each Company have been paid in full by each Company in connection with all imports and exports.

(c) Section 4.17(c) of the Disclosure Schedule contains a complete and accurate list of each material Permit held by any Company or that otherwise relates to the Business or any asset owned or leased by any Company and states whether each such Permit is transferable. Each Permit listed or required to be listed on Section 4.17(c) of the Disclosure Schedule is valid and in full force and effect. The Permits listed on Section 4.17(c) of the Disclosure Schedule constitute all of the material Permits necessary to allow any Company to lawfully conduct and operate the Business as currently conducted and operated and to own and use its assets as currently owned and used.

(d) Each Company has prepared and timely applied for all import and export Permits required in accordance with U.S. and foreign export and import Laws for the conduct of the Business. The Target has made available to Buyer true and complete copies of issued and pending import and export Permits, and all documentation required by, and necessary to evidence compliance with, all U.S. and foreign export and import Laws.

(e) Section 4.17(e) of the Disclosure Schedule lists (i) each recall that any Company is currently, or for the last ten (10) years has been, subject to, including any mandatory recall instituted by the NHTSA, Transport Canada or any other Governmental Body and any voluntary recall instituted by any Company or any other Person pursuant to the National Traffic Motor Vehicle Safety Act or any similar Law (each recall disclosed pursuant to this clause (i), a “Recall”) and (ii) each category of tire or other product manufactured, distributed or sold by any Company that is or was subject to a Recall. With respect to each Recall, the Companies: (A) for the last three years have complied in all materials respects with the requirements of the TREAD Act, NHTSA, Transport Canada and any other Governmental Body; and (B) have no continuing obligations, other than obligations required under the TREAD Act for periods of time after Closing. Other than the Recalls listed on Section 4.17(e) of the Disclosure Schedule, to the Companies’ Knowledge, there is no recall threatened in writing relating to or affecting any Company.

4.18 Litigation. Except as set forth in Section 4.18 of the Disclosure Schedule, there is no Proceeding pending or threatened in writing relating to (a) any Company or the Business or any asset owned or used by it or (b) the Transactions. All Liabilities arising directly in connection with the Proceedings set forth on Section 4.18 of the Disclosure Schedule will either be (i) the ultimate obligation of a third party supplier under the terms of a contract with such supplier or (ii) covered by the Companies’ insurance policies (subject to applicable reserves, deductibles, and policy limits). There is no outstanding Order to which any Company or any asset owned or used by it is subject. Section 4.18 of the Disclosure Schedule lists all Proceedings pending at any time within the last three years in which any Company has been named as a defendant (whether directly, by counterclaim or as a third-party defendant) and all Proceedings pending at any time within the last three years in which any Company has been a plaintiff. Section 4.18 of the Disclosure Schedule lists all Orders in effect at any time within the last three years to which any Company has been subject or any asset owned or used by any Company is subject, in each case excluding workers’ compensation and unemployment Proceedings in the Ordinary Course of Business.

4.19 Product and Service Warranties. Except as set forth in Section 4.19 of the Disclosure Schedule, each product manufactured, sold, leased or delivered and each service provided by any Company has been in conformity with all applicable contractual commitments. Except as set forth in Section 4.19 of the Disclosure Schedule, no product manufactured, sold, leased or delivered or any service provided by any Company is subject to any guaranty, warranty or indemnity beyond the applicable standard terms and conditions imposed by the manufacturer of the product. Attached to Section 4.19 of the Disclosure Schedule are copies of the standard terms and conditions of sale or lease for each Company that related to the Business (containing applicable guaranty, warranty and indemnity provisions). No Company has engaged in or received written notice of any unfair or deceptive acts or practices related to the marketing, sale, delivery or provision of its products or services.

4.20 Environmental. Each Company is, and for the past three years has been, in material compliance with all Environmental Laws. Each Company has obtained and is, and for the past three years has been, in material compliance with all Permits that are required pursuant to any Environmental Law for the occupation of its facilities and the operation of the Business. All such Permits possessed by each Company are set forth on Section 4.20 of the Disclosure Schedule. Within the past three years, no Company has received any written notice, report or other written information regarding any actual or alleged violation of any Environmental Law, or any Liabilities or potential Liabilities, including any investigatory, remedial or corrective obligations, relating to it or its facilities arising under any Environmental Law. Except as set forth on Section 4.20 of the Disclosure Schedule, none of the following exists at any property or facility currently owned or operated by any Company and none of the following existed at any property or facility previously owned or operated by any Company at or before the time any Company ceased to own or operate such property or facility: (a) underground storage tanks, (b) asbestos-containing material in any form or condition, (c) materials or equipment containing polychlorinated biphenyls, or (d) landfills, surface impoundments or disposal areas. Except as set forth on Section 4.20 of the Disclosure Schedule, none of the Companies have treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released any substance, including any Hazardous Substance, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) in a manner that has given or would reasonably be expected to give rise to any Liability, including any Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, pursuant to any Environmental Law. Except as set forth on Section 4.20 of the Disclosure Schedule, no Company has engaged in fueling, refueling, or vehicle maintenance operations involving the use of Hazardous Substances on any Real Property. Neither this Agreement nor the Transactions will result in any Liability for site investigation or cleanup, or notification to or Consent of any Person, pursuant to any “transaction-triggered” or “responsible property transfer” Environmental Laws. No Company has, either expressly or by operation of law, assumed or undertaken any Liability, including any obligation for corrective or remedial action, of any other Person relating to any Environmental Law. This Section 4.20 contains all of the Companies’ representations and warranties with respect to the matters relating to Hazardous Substances, environmental conditions, or Environmental Laws addressed herein.

4.21 Employees.

(a) Section 4.21 of the Disclosure Schedule sets forth, as of the Interim Date, the name, job title, current rate of base salary and annual bonus potential, date of commencement of employment, any change in compensation since the Interim Date and sick and vacation leave that is accrued and unused with respect to each Active Employee whose rate of direct compensation (including wages, salaries and actual or anticipated bonuses), plus the annual value of other benefits not made available to the applicable Company’s other employees generally that are not otherwise set forth on the Disclosure Schedule, either exceeded $150,000 during the previous calendar year or is reasonably likely to exceed $150,000 during the current calendar year (determined, for such purposes, without regard to the

Transactions). No Company is or has been a party to or bound by any collective bargaining agreement and no labor union has bargaining rights with respect to any of the Companies. Within the last three years, no Company has experienced any strike, slowdown, picketing, work stoppage, employee grievance process, claim of unfair labor practice or other collective bargaining dispute or, to the Companies’ Knowledge, been threatened with any dispute by or on behalf of any labor union. There is no lockout of any employees by any Company, and no such action is contemplated by any Company. Within the last three years, no Company has committed any unfair labor practice under the National Labor Relations Act or any other applicable Employment Laws. To the Companies’ Knowledge, (i) no event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute and (ii) there is no organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of any Company. To the Companies’ Knowledge, no employee or officer of any Company is a party to or bound by any agreement that (i) could reasonably be expected to adversely affect the performance of his or her duties as an employee or officer other than for the benefit of the Companies, (ii) could reasonably be expected to adversely affect the ability of any Company to conduct the Business, (iii) restricts or limits in any way the scope or type of work in which he or she may be engaged other than for the benefit of the Companies or (iv) requires him or her to transfer, assign or disclose information concerning his or her work to anyone other than any Company.

(b) Each Company is, and for the last three years has been, in compliance in all material respects with all applicable Employment Laws. With respect to each current or former employee, consultant, independent contractor or director of each Company, such Company: (i) has withheld and reported all amounts required by Law or by Contract to be withheld and reported with respect to wages, salaries and other payments; (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing; and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no Proceedings pending or threatened in writing against any Company relating to any employee of any Company. Except as set forth on Section 4.21 of the Disclosure Schedule, there are no pending or threatened in writing Proceedings against any Company or any Company trustee under any worker’s compensation policy. No Company has been subject to any additional or penalty assessments under any worker’s compensation policy which has not been paid. To the Companies’ Knowledge, there are no pending nor potential assessments, experience rating charges that could adversely affect any Company’s premium payments or accident cost experience or result in any additional payments. No Company has any Liability with respect to any misclassification of (i) any Person or employee as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. No Company has received any correspondence from the Social Security Administration advising of a “no-match” between an employee’s name and Social Security number. Within the past year, no Company has incurred any liability or obligation under the WARN Act or any similar state or local Law that remains unsatisfied, and no terminations prior to the Closing Date shall result in unsatisfied liability or obligation under the WARN Act or any similar state or local Law. No Company employee has experienced an employment loss, as defined by the WARN Act or any similar applicable state or local Law, requiring notice to employees in the event of a closing or layoff, within ninety (90) days prior to the date of this Agreement.

4.22 Employee Benefits.

(a) Section 4.22 of the Disclosure Schedule lists each Employee Benefit Plan that any Company maintains or to which any Company contributes, has any obligation to contribute or has any other Liability:

(i) Each such Employee Benefit Plan (and each related trust, insurance contract, or fund) complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code, the terms of such Employee Benefit Plan and other applicable Laws.

(ii) All required reports and descriptions (including Form 5500 Annual Reports, summary annual reports, PBGC-1s and summary plan descriptions) have been timely filed and distributed appropriately with respect to each such Employee Benefit Plan. The requirements of COBRA, where applicable, have been met with respect to each such Employee Benefit Plan that is an Employee Welfare Benefit Plan.

(iii) All contributions (including all employer contributions and employee salary reduction contributions) that are due have been paid to each such Employee Benefit Plan that is an Employee Pension Benefit Plan and all contributions for any period ending on or before the Closing Date that are not yet due have been paid to each such Employee Pension Benefit Plan or accrued in accordance with the past custom and practice of the Companies. All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each such Employee Benefit Plan that is an Employee Welfare Benefit Plan.

(iv) Each such Employee Benefit Plan that is an Employee Pension Benefit Plan (other than a registered retirement savings plan as defined in the Income Tax Act (Canada)) meets the requirements of a “qualified plan” under Code § 401(a), has received a favorable determination letter from the IRS, or may rely upon an opinion or advisory letter issued by the IRS, that it is such a “qualified plan,” and, to the Companies’ Knowledge, there are no facts or circumstances that could result in the revocation of such determination letter, or the inability to rely upon such opinion or advisory letter.

(v) No Company has any commitment, intention or understanding to modify or terminate any such Employee Benefit Plan, except as required by Buyer in connection with the Closing or as may be mandated by operation of law.

(vi) The execution of the Transaction Documents and the performance of the Transactions will not constitute a triggering event under any such Employee Benefit Plan that (either alone or upon the occurrence of any additional or subsequent event) will or may result in any payment, “parachute payment” (as defined in Code § 280G), acceleration, vesting or increase in benefits to any employee or former employee of any Company.

(vii) The Target has delivered to Buyer correct and complete copies of the plan documents and summary plan descriptions or employee booklets prepared for employees and former employees and their beneficiaries concerning each Employee Benefit Plan, the most recent determination letter received from the IRS, the Form 5500 Annual Reports and non-discrimination testing results for the two most recent plan years, and all related trust agreements, insurance contracts and other funding agreements that implement each such Employee Benefit Plan.

(viii) To the Companies’ Knowledge, all data necessary to administer each Employee Benefit Plan is in the possession of the Companies or their agents and is in a form which is sufficient for the proper administration of each Employee Benefit Plan in accordance with its terms and all Laws and such data is complete and correct.

(b) With respect to each Employee Benefit Plan that any Company (or any entity treated as a single employer with Seller for purposes of Code § 414) maintains or has maintained or to which it contributes, has contributed, or has been required to contribute or had any Liability:

(i) There has been no material “prohibited transaction” (as defined in ERISA § 406 or Code § 4975) with respect to any such Employee Benefit Plan. No “fiduciary” (as defined in ERISA § 3(21) or within the meaning of applicable Canadian Law) has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Benefit Plan. No Proceeding with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending or threatened in writing. To the Companies’ Knowledge, there is no basis for any such Proceeding. There are no pending or threatened in writing claims with respect to any such Employee Benefit Plan other than routine claims for benefits.

(c) No Company nor any other entity, trade or business that, along with such Company, is a member of a group described in Code § 414(b), (c), (m) or (o) or ERISA § 4001(a)(14) (“ERISA Affiliate”) contributes, has contributed to, has been required to contribute, or as a result of the Transactions will be required to contribute to any Multiemployer Plan or has any Liability (including withdrawal liability as defined in ERISA § 4201) under any Multiemployer Plan. No Company maintains or has maintained or contributes, has contributed, has been required to contribute, or as a result of the Transactions will be required to contribute to any Employee Welfare Benefit Plan providing medical, health, or life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with COBRA). None of the Employee Benefit Plans is a Canadian Pension Plan. There are no entities other than the Companies that participate in any Employee Benefit Plan that is maintained for the Companies’ employees in Canada.

(d) No Company nor any ERISA Affiliate of such Company sponsors, maintains or contributes to, or has any obligation to contribute to, or has any Liability under or with respect to, any (i) Employee Pension Benefit Plan that is or was subject to Code §§ 412 or 4971, ERISA § 302 or Title IV of ERISA, or (ii) Multiemployer Plan, or “multiple employer plan” as defined in Code § 413(c), or otherwise has any Liability under Title IV of ERISA. There is no lien under ERISA or the Code in favor of, or enforceable by the PBGC or any other entity with respect to any Employee Benefit Plan that is an Employee Pension Benefit Plan or any of the assets of any Company. No Company has any Liability by reason of at any time being considered a single employer with any other Person under Code § 414.

(e) Section 4.22(e) of the Disclosure Schedule lists each agreement, contract, plan or other arrangement (whether or not written and whether or not an Employee Benefit Plan) to which any Company is a party that is a “nonqualified deferred compensation plan” within the meaning of Code § 409A and the Treasury Regulations promulgated hereunder. Except as set forth on Section 4.22(e) of the Disclosure Schedule, each such nonqualified deferred compensation plan (i) complies in all material respects, and is operated and administered in all material respects in accordance, with the requirements of Code § 409A, the Treasury Regulations promulgated hereunder and any other IRS guidance issued thereunder and (ii) has been operated and administered in good faith compliance with Code § 409A from the period beginning on January 1, 2005. This Section 4.22 contains all of the Companies’ representations and warranties with respect to the matters relating to Employee Benefit Plans and ERISA addressed herein.

4.23 Customers and Suppliers. With respect to each Disclosure Period, Section 4.23 of the Disclosure Schedule lists (a) the ten largest (by dollar volume) customers of the Companies, taken as a whole, during each such period (showing the dollar volume for each) and (b) the ten largest (by costs of goods sold) suppliers of the Companies, taken as a whole, during each such period (showing the dollar volume for each).

4.24 Related Party Transactions. Except as set forth on Section 4.24 of the Disclosure Schedule, within the past three years, neither any equityholder, stockholder, officer or employee of any Company nor, to the Companies’ Knowledge, any Related Party of any of the foregoing has (a) owned any interest in any asset used in the Business, or (b) been involved in any business or transaction with any Company (except as an employee of, consultant to, or owner, director, or officer of any Companies or related to isolated immaterial purchases of tires and other Inventory from the Companies time to time). Except as set forth on Section 4.24 of the Disclosure Schedule, neither any shareholder, officer or employee of any Company nor, to the Companies’ Knowledge, any Related Party of any of the foregoing (i) is a party to any Contract with, or has any claim or right against, any Company (except as exist (but are not past due) under the terms of an employment agreement) or (ii) has any Indebtedness owing to any Company (excluding payables for employee-purchased tires on credit). To the Companies’ Knowledge, no Company (A) has any claim or right against any shareholder, officer or employee of any Company or any Related Party of any of the foregoing or (B) has any Indebtedness owing to any shareholder, officer or employee of any Company nor any Related Party of any of the foregoing.

4.25 Indebtedness and Guaranties. Complete and correct copies of all instruments (including all amendments, supplements, waivers and consents) relating to any Indebtedness of any Company have been furnished or made available to Buyer. No Company is a guarantor or otherwise liable for any Liability (including Indebtedness) of any other Person (excluding other active, wholly-owned Subsidiaries of the Target). Except as set forth on Section 4.25 of the Disclosure Schedule, no Company is party to any Contract which, by its terms, will require Buyer or any Company to support its obligations under such Contract with a letter of credit or any Encumbrances (other than Permitted Encumbrances) on the Companies’ assets.

4.26 No Retail Sales. Except as set forth on Section 4.26 of the Disclosure Schedule, within the past five years, no Company has engaged in or operated any retail sales business, including the sale of tires, tire parts, tire accessories and related equipment and the performance of related services for end consumers.

4.27 Insurance. Section 4.27 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (collectively, the “Insurance Policies”) to which any Company is a party, a named insured, covered or otherwise the beneficiary of coverage: the name of the insurer, the policy number, the name of the policyholder, the period of coverage, and the amount of coverage. The Target has delivered or made available to Buyer true and complete copies of each Insurance Policy and each pending application of any Company for any insurance policy. All premiums relating to the Insurance Policies have been timely paid. Section 4.27 of the Disclosure Schedule describes any self-insurance arrangements affecting any Company. Each Company is in compliance in all material respects with all obligations relating to insurance created by Law or any Contract to which any Company is a party. The Target has delivered or made available to Buyer copies of loss runs and outstanding claims as of a recent date with respect to each Insurance Policy.

4.28 No Acceleration of Rights and Benefits. Except as set forth on Section 4.28 of the Disclosure Schedule, no rights or benefits of any Person have been (or will be) accelerated, increased or modified and no Person has the right to receive any payment or remedy (including rescission or liquidated damages), in each case as a result of a change of control of Target or the consummation of the Transactions.

4.29 Capital Expenditures. Attached to Section 4.29 of the Disclosure Schedule is (a) a list of each Company’s capital expenditures (or series of related capital expenditures) in excess of $250,000 for each Disclosure Period and (b) each Company’s budget for capital expenditures for its current fiscal year. There are no capital expenditures that any Company currently plans to make or anticipates will need to be made during its current fiscal year or the following fiscal year in order to comply with existing Laws or to continue operating the business of such Company following the Closing in the manner currently conducted by such Company. No Company has foregone or otherwise materially altered any planned capital expenditure as a result of the Sellers’ or the Target’s decisions to enter into the Transactions or otherwise sell or dispose of the business of any Company.

4.30 Ethical Practices. Each Company is, and for the last three years has been, in compliance in all material respects with the Foreign Corrupt Practices Act and all related or similar Laws. No Company nor its officers or, to the Companies’ Knowledge, employees, or any joint venture partner of any Company has, illegally offered money or illegally given anything of value to: (a) any official of a Governmental Body, any political party or official thereof, or any candidate for political office with the purpose of attempting to induce such Person to act improperly; (b) any customer or member of any Governmental Body; or (c) any other Person, with the intent that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any customer, member of a Governmental Body or candidate for political office for the purpose of the following: (i) illegally influencing any action or decision of such Person, in his, her or its official capacity, including a decision to fail to perform his, her or its official function; (ii) illegally inducing such Person to use his, her or its influence with any Governmental Body to affect or influence any act or decision of such government or instrumentality to assist any Company in obtaining or retaining business for, or with, or directing business to, any Person; or (iii) where such payment or thing of value would constitute an illegal bribe, kickback or payment or gift to assist any Company in obtaining or retaining business for, or with, or directing business to, any Person.

4.31 No Brokers’ Fees. No Company has any Liability for any fee, commission or payment to any financial advisor, investment banker, broker or finder or similar agent with respect to the Transactions, other than fees and expenses payable to the Financial Advisor included within Transaction Costs.

4.32 No Other Representations. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV, THE TARGET MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED INCLUDING ANY IMPLIED REPRESENTATION OR WARRANTY AS TO CONDITION, MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE. NOTWITHSTANDING ANYTHING TO THE CONTRARY, (A) THE TARGET SHALL NOT BE DEEMED TO MAKE TO BUYER ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE TARGET IN THIS AGREEMENT AND (B) EXCEPT AS EXPRESSLY COVERED BY A REPRESENTATION AND WARRANTY CONTAINED IN THIS ARTICLE IV, THE TARGET MAKES NO REPRESENTATION OR WARRANTY TO BUYER WITH RESPECT TO (I) ANY PROJECTIONS, ESTIMATES OR BUDGETS HERETOFORE DELIVERED TO OR MADE AVAILABLE TO BUYER OR ITS COUNSEL, ACCOUNTANTS OR ADVISORS OF FUTURE REVENUES, EXPENSES OR EXPENDITURES OR FUTURE RESULTS OF OPERATIONS OF THE COMPANIES, OR (II) ANY OTHER INFORMATION OR DOCUMENTS (FINANCIAL OR OTHERWISE) MADE AVAILABLE TO BUYER OR ITS COUNSEL, ACCOUNTANTS OR ADVISORS WITH RESPECT TO THE COMPANIES OR THE BUSINESS.

ARTICLE V

REPRESENTATIONS AND WARRANTIES REGARDING BUYER

Each of Buyer and Parent represents and warrants to the Sellers as of the date hereof and as of the Closing as follows:

5.1 Organization and Authority. Such Party is a limited liability company or corporation, as the case may be, duly organized, validly existing and in good standing under the laws of the state of Delaware. Such Party has full limited liability company or corporate, as the case may be, power and authority to execute and deliver each Transaction Document to which it is a party and to perform its obligations thereunder. The execution and delivery by such Party of each Transaction Document to which such Party is a party and the performance by such Party of the Transactions have been duly approved by all requisite limited liability company or corporate, as the case may be, action of such Party. This Agreement constitutes the valid and legally binding obligation of such Party, enforceable against such Party in accordance with the terms of this Agreement, subject to the Enforceability Exceptions. Upon the execution and delivery by such Party of each Transaction Document to which such Party is a party, such Transaction Document will constitute the valid and legally binding obligation of such Party, enforceable against such Party in accordance with the terms of such Transaction Document, subject to the Enforceability Exceptions.

5.2 No Conflicts. Neither the execution and delivery of this Agreement nor the performance of the Transactions will, directly or indirectly, with or without notice or lapse of time: (a) violate any Law to which such Party is subject; (b) violate any Organizational Document of such Party; or (c) violate, conflict with, result in a breach of, constitute a default under, result in the acceleration of or give any Person the right to accelerate the maturity or performance of, or to cancel, terminate, modify or exercise any remedy under, any Contract to which such Party is a party or by which such Party is bound or the performance of which is guaranteed by such Party. Such Party is not required to notify, make any filing with, or obtain any Consent of, any Person in order to perform the Transactions.

5.3 Litigation. There is no Proceeding pending or threatened in writing against such Party relating to or that could impair such Party’s ability to perform its obligations to consummate, the Transactions.

5.4 No Brokers’ Fees. Such Party has no Liability for any fee, commission or payment to any financial advisor, investment banker, broker or finder or similar agent with respect to the Transactions for which any Company or Seller could be liable.

5.5 Investment Intent. Buyer is acquiring the Units for its own account and not with a view to distribution of such Units in violation of the Securities Act.

5.6 Solvency. As of the Closing, and after giving effect to all of the transactions contemplated by this Agreement and assuming the accuracy of the representations and warranties regarding the Companies in Article IX, each of the Parent, the Buyer, and the Companies (other than the Companies that are inactive) will be Solvent. For purposes of this Section 5.6, “Solvent” means that, with respect to any Person and as of the Closing Date, (A) the amount of the “present fair saleable value” of the assets of such Person, will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, (B) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its Indebtedness as its Indebtedness becomes absolute and matured, (C) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (D) such Person will be able to pay its Indebtedness as it matures.

ARTICLE VI

CERTAIN COVENANTS

6.1 Efforts to Close. Each Party will use its reasonable best efforts to take all actions necessary, proper or advisable in order to perform the Transactions contemplated to occur on the Closing Date (including satisfaction, but not waiver, of the closing conditions set forth in Article VII).

6.2 Consents. As promptly as practicable after the date hereof and through the Closing Date, the Sellers and the Target will cause each Company to solicit the Consents set forth with respect to such Company on Schedule 6.2, but not prior to Buyer’s approval of the form and substance of each such Consent, which approval will not be unreasonably withheld or delayed. From the date hereof until the Closing, the Sellers and the Target will cause each Company to use commercially reasonable efforts, and Buyer will cooperate in all reasonable respects with the Sellers and the Companies, to obtain all such Consents; provided, however, that such cooperation will not include any requirement to pay any material consideration, to agree to any material undertaking or modification to a Contract or Permit or to offer or grant any material financial accommodation not required by the terms of such Contract or Permit.

6.3 Competition Act Approval.

(a) Notwithstanding anything contained herein to the contrary, Buyer shall be responsible for determining the strategy for the Competition Act Approval process. Each of Buyer and the Target shall use commercially reasonable efforts to obtain Competition Act Approval. Buyer and the Target shall cooperate with one another in connection with obtaining Competition Act Approval in respect of the Merger, including submitting on a timely basis all applications, notifications, filings, submissions, documentation and information that is required, or in the reasonable opinion of Buyer, advisable in connection with obtaining Competition Act Approval.

(b) Neither Buyer nor the Target shall submit any applications, notifications, filings, submissions, documentation, information or responses to any information requests or participate in any meetings or any material conversations with any Governmental Body in respect of obtaining Competition Act Approval unless it consults with the other Party in advance and gives the other Party a reasonable opportunity to review drafts of any such materials and considers the other Party’s comments in good faith, or provides reasonable opportunity to attend and participate in any meetings or material communications. Despite the foregoing, applications, notifications, filings, submissions, documentation, information or responses to be submitted to any Governmental Body may be redacted as necessary before sharing with the other Party to address reasonable confidentiality concerns; provided that external legal counsel may review unredacted versions of such materials.

6.4 Operation of the Business. From the date hereof until the Closing, the Target will, and the Target and the Sellers will cause each Company to: (a) conduct the Business of each Company only in the Ordinary Course of Business (other than as contemplated by this Agreement); (b) use their best efforts to maintain, in a manner consistent with the Ordinary Course of Business, the properties, physical facilities and operations of each Company in the same condition as they were on the date of this Agreement (subject to reasonable wear and tear), preserve intact the current business organization of each Company, keep available the services of the current officers, employees and agents of each Company, and maintain the relations and goodwill with suppliers, customers, lenders, creditors, employees, agents and others having material business relationships with any Company; (c) continue in full force and effect without material modifications all Insurance Policies, except as required by applicable Law; (d) confer with Buyer with respect to, and provide Buyer with copies of, Tax Returns before filing; (e) not effect any recapitalization, reclassification, or like change in such Company’s capitalization; (f) comply in all material respects with all applicable Laws; (g) maintain its books and records in accordance with past practice; (h) not institute, settle or agree to settle any Proceeding by or before any Governmental Body; and (i) not agree or commit to do any of the actions prohibited by this Section 6.4. The Sellers and the Target will not, and will cause each Company not to, engage in any practice, take any action, fail to take any action, or enter into any transaction as a result of which any change or event listed in Section 4.7 is reasonably likely to or does occur.

6.5 Full Access. From the date hereof until the Closing, the Sellers and the Target will, and will cause each Company and its Representatives to, (a) permit Buyer and its Representatives to have reasonably full access during normal business hours, upon reasonable prior notice, to all premises, properties, key personnel (including the opportunity to discuss the affairs of the Companies with such personnel), books, records, Contracts, documents and data of or pertaining to each Company, (b) furnish Buyer and its Representatives with copies of all such books, records, Tax Returns, Contracts, documents and data as Buyer may reasonably request and (c) furnish Buyer and its Representatives with such additional financial, operating, and other data and information (including compilations and analyses thereof) as Buyer may reasonably request.

6.6 Notice of Developments. From the date hereof until the Closing, the Sellers and the Target will immediately notify Buyer in writing of (a) any fact or condition existing prior to or on the date hereof that constitutes a breach of any representation or warranty of any Seller or the Target in this Agreement and (b) any fact or condition developing after the date hereof that would constitute a breach of any representation or warranty of any Seller or the Target in this Agreement if such representation or warranty were made on the date of the occurrence or discovery of such fact or condition.

6.7 401(k) Plan. If requested in writing by Buyer at least five (5) Business Days prior to the Closing Date, the Target shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date (the “Plan Termination Date”), any Employee Benefit Plan sponsored or maintained by any Company that contains a cash or deferred arrangement intended to qualify under Code § 401(k) (a “Company 401(k) Plan”); provided, that pursuant to any such termination of a Company 401(k) Plan, Buyer shall permit rollover contributions from Company 401(k) Plan participants into a similar plan of Buyer or its Affiliates. If the Target is required to terminate any Company 401(k) Plan, then the Target shall provide to Buyer prior to the Plan Termination Date written evidence of the adoption of resolutions by the applicable Company’s Board of Directors or similar governing body authorizing the termination of such Company 401(k) Plan (the form and substance of which resolutions shall be subject to the prior review of Buyer). The Target and any applicable Company also shall take such other actions in furtherance of terminating such Company 401(k) Plan as Buyer may reasonably request. Any actions taken under this Section 6.7 shall be made contingent upon the consummation of the Merger.

6.8 Exclusivity. Each Seller and the Target agrees that it will not, and will cause its Representatives, each Company, and each Company’s Representatives not to, directly or indirectly: (a) solicit, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than Buyer and its Affiliates and Representatives) relating to any transaction involving the sale of any equity interest or assets (other than the sale of Inventory in the ordinary course of business) of any Company or any acquisition, divestiture, merger, share exchange, consolidation, business combination, recapitalization, redemption, financing or similar transaction involving any Company (in each case, an “Acquisition Proposal”); or (b) participate in any discussion or negotiation regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any Acquisition Proposal.

6.9 Termination of Related Party Arrangements. Prior to or simultaneously with the Closing, the Target shall, and shall cause each of the respective Companies and the counterparties thereto to, terminate the related party agreements identified on Schedule 6.9 hereto.

6.10 Supplement to Disclosure Schedule. From time to time prior to the Closing, the Target shall promptly supplement or amend the Disclosure Schedule hereto with respect to any matter hereafter arising or of which it becomes aware after the date hereof, which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule (each a “Schedule Supplement”). Any disclosure in any such Schedule Supplement shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Section 7.1 have been satisfied.

6.11 Litigation Support. Following the Closing, if any Party is evaluating, pursuing, contesting or defending against any Proceeding in connection with (a) any Transaction or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving any Company, then upon the request of such Party each other Party will cooperate with the requesting Party and its counsel in the evaluation, pursuit, contest or defense, make available its personnel, and provide such testimony and access to its books and records as may be necessary in connection therewith. The requesting Party will reimburse each other Party for its out-of-pocket expenses related to such cooperation, unless the requesting Party is entitled to indemnification therefor under Article VIII (without regard to whether or not Section 8.4 applies).

6.12 Name Change. Within 30 days after Closing, Holdings will change its name to a name that does not include the word “Hercules.”

6.13 Press Releases and Announcements. The timing and content of all announcements regarding any aspect of this Agreement to the financial community, any governmental entity or the general public shall be mutually agreed upon in advance by Buyer and the Sellers’ Representative; provided that each Party may make any such announcement that it in good faith believes, based on advice of counsel, is necessary or advisable in connection with any legal requirement, it being understood and agreed that, to the extent reasonably practical under the circumstances, each Party shall provide Buyer or Sellers’ Representative, as applicable, with copies of any such announcement in advance of such issuance and shall work in good faith with Buyer, on the one hand, or the Sellers’ Representative, on the other hand, to modify any language that such Party deems reasonably necessary to change; provided, that nothing herein shall prevent any Party from referencing the transactions contemplated hereby (including financial returns and other matters related thereto) in confidential materials provided to investors of such Party or referencing the consummation of the sale generally in tombstones or other announcements; provided, that no terms of such transaction are disclosed.

6.14 Confidentiality. For a period of five (5) years following the Closing, each Seller will, and will use commercially reasonable efforts to cause its Affiliates and Representatives to, maintain the confidentiality of the Confidential Information at all times, and will not, directly or indirectly, use any Confidential Information for its own benefit or for the benefit of any other Person or reveal or disclose any Confidential Information to any Person other than authorized Representatives of Buyer, except (i) in connection with this Agreement or the enforcement of any Seller’s rights thereunder, (ii) with the prior written consent of Buyer, (iii) to prepare Tax Returns, or financial statements, (iv) to make distributions or reports to owners or current or prospective lenders or investors; provided that such Persons are subject to confidentiality obligations with respect to such Confidential Information, or (v) to the extent necessary to perform Seller’s duties as an employee, director, or officer of any Company; provided, further, that nothing herein shall prohibit Holdings or any of its Affiliates or Representatives from being permitted to disclose Confidential Information to its equityholders, partners, investors, directors, managers, officers, employees, agents, lenders, advisors, or representatives so long as such parties are notified of such confidentiality obligations and informed to keep such information confidential. The covenants in this Section 6.14 will not apply to Confidential Information that (a) is or becomes available to the general public through no breach of this Agreement by such Seller or any of its Affiliates or Representatives or, to the Companies’ Knowledge, breach by any other Person of a duty of confidentiality to Buyer or (b) such Seller is required to disclose by applicable Law; provided, however, that such Seller will notify Buyer in writing of such required disclosure as much in advance as practicable in the circumstances and cooperate with Buyer to limit the scope of such disclosure.

6.15 WARN Act Notice. Following the Closing, Buyer shall, to the extent applicable, be solely responsible for providing any notice required under the WARN Act or any similar foreign, state or local law, regulation or ordinance in respect of the termination after the Closing of the employment of any employee of the Companies, and shall indemnify and hold the Sellers harmless from any Liability arising from any failure of Buyer to comply fully with the foregoing covenant.

6.16 Directors’ and Officers’ Indemnification.

(a) Following the Closing, Buyer agrees that all rights to indemnification or exculpation now existing in favor of the managers, directors, officers, employees and agents of any of the Companies, as provided in the charter, organizational or similar documents of such Company or otherwise in effect as of the date hereof with respect to any matters occurring prior to the Closing Date, shall survive the Closing and shall continue in full force and effect and that the Companies will perform and discharge their obligations to provide such indemnity and exculpation after the Closing. For a period of six (6) years following the Closing, the indemnification and liability limitation or exculpation provisions of the charter, organizational or similar documents of the Companies shall not be amended, repealed or otherwise modified after the Closing Date in any manner that would adversely affect the rights thereunder of individuals who, as of the Closing Date or at any time prior to the Closing Date, were managers, directors, officers, employees or agents of any of the Companies, unless such modification is required by applicable Law.

(b) The managers, directors, officers, employees and agents of each of the Companies who are both (i) Sellers and (ii) entitled to the indemnification, liability limitation and exculpation set forth in this Section 6.16(b) are intended to be third-party beneficiaries of this Section 6.16(b). This Section 6.16(b) shall survive the consummation of the transactions contemplated by the Closing.

6.17 Documents and Information. After the Closing Date, Buyer shall, and shall cause each of the Companies to, until the second anniversary of the Closing Date, retain all material books and records of the Companies relating to the periods prior the Closing Date (other than books and records related to Tax matters which shall be retained pursuant to the periods set forth in Section 9.4) in accordance with Buyer’s general document retention policies; provided, however, that if on the second anniversary of the Closing Date a claim for indemnification made by any Seller Indemnittee under this Agreement remains outstanding and unresolved, then all material books and records of the Companies relating to such claim shall be retained until such claim is resolved.

6.18 Additional Payment Covenants. For the Applicable Period, Buyer shall, and shall cause the Companies to, (i) use commercially reasonable efforts to cause the conditions for the Additional Payments to be satisfied, (ii) not take any action with the primary intent or purpose of frustrating the achievement of any conditions for the payment of any portion of any Additional Payments, and (iii) maintain the Companies’ business and relationships with the Key Suppliers in a manner consistent with the Companies’ past practices.

6.19 Code § 280G Approval. Prior to the Closing, the Target shall take such actions, in a manner reasonably satisfactory to Buyer, as may be necessary to cause a stockholder vote, that if approved, would cause all payments which would otherwise constitute “excess parachute payments” under Code § 280G as a result of the Merger to satisfy the stockholder approval exemption under Code § 280G(b)(5)(A)(ii) (including without limitation, entering into a waiver of payments or benefits with each individual who is a “disqualified individual” of the Target and that may otherwise be entitled to receive “excess parachute payments” as a result of the Merger (as those terms are defined under Code § 280G) (a “280G Waiver”), preparing a Code § 280G disclosure statement, and seeking the requisite stockholder approval).

ARTICLE VII

CLOSING CONDITIONS

7.1 Conditions to Buyer’s Obligations. Buyer’s obligation to perform the Transactions contemplated to be performed on or before the Closing Date is subject to satisfaction, or written waiver by Buyer, of each of the following conditions:

(a) (i) all of the representations and warranties regarding the Companies in Article IV shall be true and correct in all respects both as of the date hereof and as if made on the Closing Date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects), except where the failure of such representations and warranties to be so true and correct would not, in the aggregate, have a Material Adverse Effect, (ii) the Target shall have performed and complied in all material respects with all of its covenants and agreements in this Agreement to be performed prior to or at the Closing and (iii) the Target shall have delivered to Buyer at the Closing a certificate, in form and substance reasonably satisfactory to Buyer, confirming satisfaction of the conditions in clauses (i) and (ii) above;

(b) (i) all of the representations and warranties of the Sellers in Article III shall be true and correct in all respects both as of the date hereof and as if made on the Closing Date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects), except where the failure of such representations and warranties to be so true and correct would not, in the aggregate, have a material adverse effect, (ii) Holdings, both in its capacity as a Seller and as Sellers’ Representative, shall have performed and complied in all material respects with all of its covenants and agreements in this Agreement to be performed by it prior to or at the Closing and (iii) Holdings shall have delivered to Buyer at the Closing a certificate, in form and substance reasonably satisfactory to Buyer, confirming satisfaction of the conditions in clauses (i) (with respect to Holdings only and not all other Sellers) and (ii) above;

(c) no injunction or restraining order shall have been issued by any Governmental Body, and be in effect, which restrains or prohibits any of the Transactions;

(d) from the date of this Agreement, there shall not have occurred any Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect;

(e) Competition Act Approval shall have been received; and

(f) each of the following documents must have been delivered to Buyer and dated as of the Closing Date (unless otherwise indicated):

(i) a certificate of the secretary or assistant secretary of the Target, in form and substance reasonably satisfactory to Buyer, certifying that (A) attached thereto are true, correct and complete copies of (1) the Target’s Organizational Documents, (2) resolutions duly adopted by the board of managers of the Target authorizing the performance of the Transactions and the execution and delivery of the Transaction Documents to which it is a party and (3) a certificate of good standing for the Target as of a recent date from the Delaware Secretary of State and (B) the resolutions referenced in subsection (A)(2) above are in full force and effect.

(ii) certification from Target certifying as to its non-foreign status as set forth in Treasury Regulation § 1445-2(b), signed under penalties of perjury, in form and substance reasonably satisfactory to Buyer.

(iii) an opinion from Honigman Miller Schwartz and Cohn LLP in form and substance reasonably satisfactory to Buyer and subject to customary limitations and exceptions opining as to the Target’s valid existence, authority, and the enforceability of this Agreement against the Target;

(iv) payoff letters with respect to the Repayment Indebtedness, dated as of the Closing Date or within a reasonable time prior to the Closing Date, and all documentation necessary or desirable to obtain releases of all Encumbrances related to the Repayment Indebtedness, including appropriate UCC termination statements and Personal Security Tax discharges, in each case in form and substance reasonably satisfactory to Buyer;

(v) written resignations of the officers and directors or managers of the Companies listed on Schedule 7.1(f)(v) hereto;

(vi) a payoff letter for the amounts under the BlackArch Engagement Letter in form and substance reasonably satisfactory to Buyer;

(vii) evidence of termination of each of the related party agreements identified on Schedule 6.9 hereto in form and substance reasonably satisfactory to Buyer;

(viii) the Indemnification Escrow Agreement, executed by the Sellers’ Representative and the Escrow Agent;

(ix) the Working Capital Escrow Agreement, executed by the Sellers’ Representative and the Escrow Agent;

(x) the Transition Services Agreement, executed by William P. Trimarco;

(xi) an itemized list of the Estimated Transaction Costs and Estimated Indebtedness;

(xii) evidence reasonably satisfactory to Buyer that (A) a stockholder vote was solicited in conformance with Code § 280G, and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Approval”) or (B) the 280G Approval was not obtained and as a consequence, pursuant to the 280G Waivers, the payments and/or benefits that were subject to the stockholder vote shall not be made or provided;

(xiii) Noncompete Agreements, executed by each of FdG Associates LLC, Robert Keller, Jeffrey R. Marshall and William P. Trimarco; and

(xiv) such other documents or instruments as Buyer may reasonably request and are reasonably necessary to consummate the Transactions.

7.2 Conditions to Sellers’ and Target’s Obligations. The Sellers’ and the Target’s obligations to perform the Transactions contemplated to be performed on or before the Closing Date are subject to satisfaction, or written waiver by the Sellers’ Representative, of the following conditions:

(a) (i) all of the representations and warranties regarding Buyer in Article V shall be true and correct in all respects both as of the date hereof and as if made on the Closing Date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects), except where the failure of such representations and warranties to be so true and correct would not have a material and adverse effect on Buyer’s ability to consummate the Transactions, (ii) Buyer shall have performed and complied in all material respects with all of its covenants and agreements in this Agreement to be performed prior to or at the Closing and (iii) Buyer shall have delivered to Sellers’ Representative at the Closing a certificate, in form and substance reasonably satisfactory to Sellers’ Representative, confirming satisfaction of the conditions in clauses (i) and (ii) above;

(b) no injunction or restraining order shall have been issued by any Governmental Body, and be in effect, which restrains or prohibits any of the Transactions;

(c) Competition Act Approval shall have been received;

(d) each of the following documents must have been delivered to the Sellers’ Representative dated as of the Closing:

(i) a certificate of the secretary or assistant secretary of Buyer, in form and substance reasonably satisfactory to Sellers’ Representative certifying that (A) attached thereto are true, correct and complete copies of (1) Buyer’s Organizational Documents, (2) resolutions duly adopted by the board of managers of Buyer authorizing the performance of the Transactions and the execution and delivery of the Transaction Documents to which it is a party and (3) a certificate of good standing for Buyer as of a recent date from the Delaware Secretary of State and (B) the resolutions referenced in subsection (A)(2) above are in full force and effect;

(ii) the Indemnification Escrow Agreement, executed by Buyer and the Escrow Agent;

(iii) the Working Capital Escrow Agreement, executed by Buyer and the Escrow Agent;

(iv) the Transition Services Agreement, executed by Buyer; and

(v) such other documents or instruments as Sellers’ Representative may reasonably request and are reasonably necessary to consummate the Transactions.

ARTICLE VIII

INDEMNIFICATION

8.1 Indemnification by the Sellers. Subject to the terms and conditions of this Article VIII:

(a) Each Seller, severally based on such Seller’s individual breach and not jointly with any other Seller, will indemnify and hold harmless Buyer Indemnitees from, and pay and reimburse Buyer Indemnitees for, all Losses, directly or indirectly, relating to or arising from: (i) any breach or inaccuracy of any representation or warranty made by such Seller in Article III; or (ii) any breach of any covenant or agreement of such Seller in this Agreement.

(b) Each Seller, severally (in accordance with its Pro Rata Share) but not jointly, will indemnify and hold harmless Buyer Indemnitees from, and pay and reimburse Buyer Indemnitees for, all Losses, directly or indirectly, relating to or arising from: (i) any breach or inaccuracy of any representation or warranty made by the Target in Article IV; (ii) any breach of any covenant or agreement by the Sellers’ Representative or the Sellers collectively; (iii) any claim by any Seller or any Person claiming through or on behalf of any Seller related to Sellers’ Representative’s conduct under Section 11.16 or otherwise; (iv) any Indebtedness or Transactions Costs to the extent not reflected in the Adjusted Closing Payment; or (v) any breach of any pre-Closing covenant or agreement of Target in this Agreement.

8.2 Indemnification by Buyer. Subject to the terms and conditions of this Article VIII, Buyer will indemnify and hold harmless the Seller Indemnitees from, and pay and reimburse the Seller Indemnitees for, all Losses, directly or indirectly, relating to or arising from: (a) any breach or inaccuracy of any representation or warranty made by Buyer in Article V; or (b) any breach of any covenant or agreement of Buyer in this Agreement.

8.3 Survival and Time Limitations. All representations, warranties, covenants and agreements in this Agreement will survive the Closing as set forth in this Agreement. The Sellers will have no Liability with respect to any claim for any breach or inaccuracy of any representation or warranty set forth in Article III or Article IV of this Agreement, unless Buyer notifies the Sellers’ Representative of such a claim on or before the Survival Date; provided, however, that (a) any claim for a Tax relating to a Pre-Closing Tax Period relating to a breach or inaccuracy in a representation in Section 4.16 (tax) may be made at any time until the date 90 days after the expiration of the statute or period of limitations (including any extension of such statute or period of limitations) applicable to Third-Party Claims with respect thereto; and (b) any claim relating to any Fundamental Representation or any Special Indemnity Matter may be made at any time without any time limitation. Buyer will have no Liability with respect to any claim for any breach or inaccuracy of any representation or warranty set forth in Article V of this Agreement, unless the Sellers’ Representative notifies Buyer of such a claim on or before the Survival Date; provided, however, that any claim relating to fraud, willful misconduct, or any covenant or agreement may be made at any time without any time limitation. If Buyer or the Sellers’ Representative, as applicable, provides proper notice of a claim within the applicable time period set forth above, liability for such claim will continue until such claim is resolved. If Buyer or the Sellers’ Representative, as applicable, however, does not provides proper notice of a claim within the applicable time period set forth above, then the Parties that would otherwise be responsible for such indemnification will not have any liability for such claims.

8.4 Limitations on Indemnification. The Sellers will have no Liability with respect to the matters described in Section 8.1(b)(i) until the total of all Losses with respect to such matters exceeds $1,550,000 (the “Basket”), in which event the Sellers will only be responsible for aggregate Losses exceeding the Basket; provided, however, that any claim relating to any Fundamental Representation will not be subject to or counted towards the Basket. The maximum aggregate Liability with respect to the matters described in Section 8.1(b)(i) will be limited to an amount equal to $9,300,000 (the “Cap”); provided, however, that any claim relating to any Fundamental Representation will not be subject to the Cap. This Section 8.4 will not apply to indemnification for any Special Indemnity Matters.

8.5 Claims Against the Companies. Except as set forth in the following sentence, a Seller may not assert, directly or indirectly, and hereby waives, any claims existing prior to or on the Closing Date against any Company (including under any employment, equity incentive or related agreements). Notwithstanding the foregoing, no Seller waives any rights such Seller has under this Agreement or any other Transaction Documents or any right that such Seller has accruing after the Closing or accrued but not due until after the Closing under any employment, equity incentive or related agreements specifically identified on the Disclosure Schedule. This Section 8.5 will also apply to the Sellers’ Representative in a similar manner as it applies to the Sellers.

8.6 Manner of Payment. Subject to the other conditions and limitations set forth in this Agreement (including Section 8.4), (A) Buyer may set off any amount to which Buyer or any other Buyer Indemnitee may be entitled under this Agreement against (i) any Additional Payments and (ii) any amount due to Sellers under Section 2.13(b) and (B) Buyer may set off any amount to which any Buyer Indemnitee may be entitled under Article IX against any Tax refunds that Sellers are entitled to under Article IX. Neither the exercise of nor the failure to exercise such right of setoff will constitute an election of remedies or limit the enforcement of any other remedies that may be available. Subject to the other provisions in this Section 8.6, claims for any amount due to Buyer under Section 2.13(b) (a “Buyer True-Up Payment”), or indemnification payments pursuant to Section 8.1 or Article IX will be paid as follows:

(a) any claim brought pursuant to Section 8.1(a) may be satisfied, at Buyer’s option, in any combination of (i) out of any available Escrow Funds, (ii) by using the set off rights pursuant to this Section 8.6 above, or (iii) directly from the breaching Seller giving rise to such claim;

(b) any claim brought for any Buyer True-Up Payment (i) will first be satisfied out of the Working Capital Escrow Amount, and (ii) to the extent, that any Buyer True-Up Payment exceeds the remaining balance of the Working Capital Escrow Amount such excess will be satisfied, at Buyer’s option, in any combination of (A) out of any available Escrow Funds, (B) by using the set off rights pursuant to this Section 8.6 above, or (C) directly from the Sellers (in accordance with their Pro Rata Share);

(c) any claim brought pursuant to Section 8.1(b)(i) (other than any claim for a breach or inaccuracy of any Fundamental Representation) (i) will first be satisfied out of any available Escrow Funds, (ii) if such claim exceeds the available Escrow Funds, the excess of such claim will be satisfied by using the set off rights pursuant to this Section 8.6 above to the extent there are payments due to the Sellers, and (iii) if such claim exceeds the aggregate amount available under clauses (i) and (ii) above, the excess of such claim will be satisfied directly from the Sellers (in accordance with their Pro Rata Share); and

(d) any claim brought pursuant to Section 8.1(b)(i) for a breach or inaccuracy of any Fundamental Representation or any claim for any Special Indemnity Matter (other than a claim brought pursuant to Section 8.1(a)) may be satisfied, at Buyer’s option, in any combination of (i) out of any available Escrow Funds, (ii) by using the set off rights pursuant to this Section 8.6 above; or (iii) directly from the Sellers (in accordance with their Pro Rata Share).

Notwithstanding the foregoing or anything to the contrary, Buyer acknowledges and agrees that, with respect to breaches of the representations, warranties, and covenants contained in this Agreement, Buyer Indemnitees will only be permitted to seek recovery from the Escrow Funds, the Working Capital Escrow Amount, or under the set off rights pursuant to this Section 8.6 with respect to each Seller up to the lesser of (x) the Seller’s Pro Rata Share of such Loss (provided that in the case of a claim under Section 8.1(a) with respect to such Seller, the Pro Rata Share will be 100%) and (y) the Seller’s Pro Rata Share of the applicable escrow funds or payments being set off.

8.7 Third-Party Claims.

(a) If a third party commences a lawsuit or arbitration (a “Third-Party Claim”) against any Person (the “Indemnified Party”) with respect to any matter that the Indemnified Party might make a claim for indemnification against any Party (the “Indemnifying Party”) under this Article VIII, then the Indemnified Party must notify the Indemnifying Party (or the Sellers’ Representative, in the case of the Sellers) thereof in writing of the existence of such Third-Party Claim and must deliver copies of any documents served on the Indemnified Party with respect to the Third-Party Claim; provided, however, that any failure to notify the Indemnifying Party or deliver copies will not relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is materially prejudiced by such failure.

(b) Upon receipt of the notice described in Section 8.8(a), the Indemnifying Party will have the right to defend the Indemnified Party against the Third-Party Claim with counsel reasonably satisfactory to the Indemnified Party so long as (i) within twenty days after receipt of such notice, the Indemnifying Party notifies the Indemnified Party in writing that the Indemnifying Party will, subject to the limitations of Section 8.4, indemnify the Indemnified Party from and against any Losses the Indemnified Party may incur relating to or arising out of the Third-Party Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third-Party Claim and fulfill its indemnification obligations hereunder (which will be conclusively presumed in the case of the Sellers if the then-existing balance of the Escrow Funds is greater than the amount in controversy), plus anticipated legal fees and other defense costs, (iii) the Indemnifying Party is not a party to the Proceeding or the Indemnified Party has determined in good faith that there would be no conflict of interest associated with joint representation, (iv) the Third-Party Claim does not involve, and is not likely to involve, any claim by any Governmental Body other than a claim for Taxes (which is separately addressed in Article IX), (v) the Third-Party Claim involves only money damages and does not seek an injunction or other equitable relief, (vi) settlement of, or an adverse judgment with respect to, the Third Party Claim is not reasonably likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, (vii) the Indemnifying Party conducts the defense of the Third-Party Claim actively and diligently and (viii) the Indemnifying Party keeps the Indemnified Party reasonably apprised of all developments, including settlement offers, with respect to the Third-Party Claim and permits the Indemnified Party to participate in the defense of the Third-Party Claim.

(c) So long as the Indemnifying Party is conducting the defense of the Third-Party Claim in accordance with Section 8.8(b), (i) the Indemnifying Party will not be responsible for any attorneys’ fees incurred by the Indemnified Party regarding the Third-Party Claim (other than attorneys’ fees incurred prior to the Indemnifying Party’s assumption of the defense pursuant to Section 8.8(b)) and (ii) neither the Indemnified Party nor the Indemnifying Party will consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the other party, which consent will not be withheld unreasonably. If the Indemnified Party desires to consent to the entry of judgment with respect to or to settle a Third-Party Claim but the Indemnifying Party refuses, then the Indemnifying Party will be responsible for all Losses with respect to such Third-Party Claim, without giving effect to the Cap.

(d) If any condition in Section 8.8(b) is or becomes unsatisfied, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third-Party Claim in any manner it may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), (ii) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically (but no less often than monthly) for the reasonable out-of-pocket costs of defending against the Third-Party Claim, including reasonable attorneys’ fees and expenses, and (iii) the Indemnifying Party will remain responsible for any Losses the Indemnified Party may incur relating to or arising out of the Third-Party Claim to the fullest extent provided in this Article VIII.

8.8 Other Indemnification Matters.

(a) Any claim for indemnification under this Article VIII must be asserted by providing written notice to the Sellers’ Representative or Buyer, as applicable, specifying the factual basis of the claim in reasonable detail to the extent then known by the Person asserting the claim.

(b) All indemnification payments under this Article VIII or Article IX will be deemed adjustments to the Purchase Price.

(c) For purposes of this Article VIII, the representations and warranties in Article III, Article IV and Article V shall not be deemed qualified by any references to materiality.

(d) The right to indemnification will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the Closing Date, with respect to any representation, warranty, covenant or agreement in this Agreement or by reason of the Indemnified Party’s waiver of any condition set forth in Section 7.1or Section 7.2, as the case may be.

(e) Each Buyer Indemnitee shall take, and cause its Affiliates to take, reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto; provided, however that the Buyer Indemnitees shall not be required to pursue any claims against any third parties relating to such Loss or to otherwise seek recovery therefrom, but in such case, Sellers will be subrogated to any such claims of the Buyer Indemnitees.

(f) If any Seller liquidates or dissolves at any time when any Liability of such Seller with respect to this Article VIII may thereafter arise or be determined, then at the time of such liquidation or dissolution, such Seller will cause its shareholders, members, partners or other equityholders or distributees of such Seller’s assets, as the case may be, to take such assets subject to such Liabilities ratably in proportion to the assets received; provided, however, that the failure on behalf of any Seller to comply with the covenant set forth in this sentence will in no way reduce such Seller’s obligations in this Agreement.

(g) The calculation of any Losses will reflect the amount of any net proceeds actually received by Buyer Indemnitees from any third party (including any insurer) in respect of such Losses (giving effect to any insurance deductibles, self-insured or co-insurance payments made, retroactive or prospective premium adjustments, chargebacks related to insurance, any loss or reduction in insurance coverage as a result of a claim, and other related payments, costs or expenses), less all costs and expenses incurred by Buyer Indemnitees in pursuing or recovering such proceeds.

(h) The calculation of any Losses will reflect the amount of any net Tax benefit received or to be received by any Buyer Indemnitee on account of such Losses in or prior to the Tax year of the indemnification payment or any the first Tax year immediately after the Tax year of the indemnification payment (and such net Tax benefit will be determined by first taking into account all other Taxable income and Taxable loss items of Buyer Indemnitees and then calculating the Tax benefit, if any, associated with such Losses).

(i) No Buyer Indemnitee will be entitled to indemnification for any Loss to the extent such Loss is included in the calculation of Indebtedness, Transaction Costs, or Working Capital (which includes the amount of the aggregate reserves included in Working Capital that relate to the matter or Liability at issue) or to the extent already recovered against any Seller.

8.9 Exclusive Remedy. Subject to Article IX and Section 11.13, the Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud or will misconduct) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VIII.

ARTICLE IX

TAX MATTERS

The following provisions will govern the allocation of responsibility as between Buyer and the Sellers for certain tax matters following the Closing Date and set forth other covenants of the Parties hereunder:

9.1 Tax Indemnification.

(a) Each Seller, severally (in accordance with their Pro Rata Share) but not jointly, will indemnify and hold harmless Buyer Indemnitees from, and pay and reimburse Buyer Indemnitees for, all Losses, directly or indirectly, relating to or arising from: (i) all Taxes (or the non-payment thereof) of each Company for all Taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any Taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), (ii) all Taxes of any member of an Affiliated Group of which any Company (or any predecessor of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation § 1.1502 6 (or any analogous or similar state, local, or foreign (including Canadian provincial or municipal) Law), and (iii) all Taxes of any Person imposed on any Company as a transferee or successor, under any Tax Sharing Agreement or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing; provided, however, that in the case of each of clauses (i), (ii), or (iii) the Sellers shall be liable, severally (in accordance with their Pro Rata Share) but not jointly, only to the extent that such Taxes exceed the amount, if any, reserved for such Taxes in the calculation of Working Capital pursuant to Section 2.13; provided, further that in no event shall Sellers be liable for any Taxes resulting from any action taken by Buyer or any of the Companies after the Closing on the Closing Date outside of the Ordinary Course of Business (unless such action taken by Buyer is required by Law); and provided, further, that notwithstanding anything to the contrary, other than as included in the calculation of Working Capital, Buyer will have no right to bring any claims against Sellers pursuant to Section 8.1, this Article IX or otherwise in respect of the U.S. Customs and Border Protection audit described on Section 4.17(a) of the Disclosure Schedule and any amounts due thereunder. The indemnification under this Section 9.1 shall not be subject to the indemnification limits set forth in Section 8.4 or elsewhere in this Agreement. The Sellers, severally (in accordance with their Pro Rata Share) but not jointly, shall pay Buyer Indemnitees for any Taxes that are the responsibility of the Sellers pursuant to this Section 9.1 (i) in the case of any such Taxes that are reportable on a Tax Return due after the Closing Date, three (3) days prior to the due date of such Tax Return filed in accordance with Section 9.2 or 9.3 (as applicable) below (including applicable extensions) or upon written demand for payment, whichever is later, and (ii) in the case of any other of such Taxes, within three (3) days after reasonable evidence that, taking into account the resolution of any contest of such Taxes under Section 9.10, such Taxes are payable or upon written demand for payment, whichever is later.

(b) In the case of any Taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes other than ad valorem property Taxes for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the Taxable period of any partnership or other pass–through entity shall be deemed to terminate at such time) and the amount of ad valorem property Taxes for a Straddle Period which relates to the Pre–Closing Tax Period shall be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

9.2 Income Tax Returns for Periods Ending on or Before the Closing Date. Sellers’ Representative shall cause to be prepared income Tax Returns for any period ending on or before the Closing Date (regardless of when due), at the Target’s expense and in accordance with past custom and practice (to the extent such custom and practice is in accordance with applicable Tax Law (provided for greater certainty that any Canadian Resident Company shall, at Sellers’ Representative’s request, make an election under subsection 256(9) of the Income Tax Act (Canada) in respect of any Pre-Closing Tax Period that would otherwise have ended immediately prior to the Closing Date), and Buyer shall cause such returns to be timely filed. Sellers’ Representative will permit Buyer to review and comment on each such Tax Return at least fifteen (15) days prior to the due date of such Tax Return. The Sellers will pay and indemnify, severally (in accordance with their Pro Rata Share) but not jointly, Buyer Indemnitees for the Taxes on such Tax Returns in accordance with Section 9.1(a).

9.3 Other Pre-Closing Tax Returns. Buyer will cause the Companies to prepare and file all Tax Returns for each Company that relate to a Pre-Closing Period and are due after the Closing Date, other than income Tax Returns which Seller’s Representative is responsible to prepare and the Buyer is responsible to file under Section 9.2. All Tax Returns which Buyer is responsible to prepare and file under this Section 9.3 shall be prepared on a basis consistent with past custom and practice (to the extent such custom and practice is consistent with applicable Tax Law). Buyer will permit the Sellers’ Representative to review and comment on each such Tax Return at least thirty (30) days prior to the due date of such Tax Return. The Sellers’ Representative shall deliver its comments on such Tax Return to Buyer within twenty (20) days of receiving such Tax Return from Buyer, and Buyer shall cause all reasonable comments to be incorporated into such Tax Return prior to timely filing of such Tax Return. The Sellers will indemnify, severally (in accordance with their Pro Rata Share) but not jointly, Buyer Indemnitees for the Taxes on such Tax Returns related to the Pre-Closing Tax Period (determined in accordance with Section 9.1(b)) in accordance with Section 9.1(a).

9.4 Cooperation on Tax Matters. The Parties will cooperate fully, as and to the extent reasonably requested by Buyer or the Sellers’ Representative, in connection with the filing and preparation of Tax Returns pursuant to this Article IX and any Proceeding related thereto. Such cooperation will include the retention and, upon the request of Buyer or the Sellers’ Representative, the provision of records and information that are reasonably relevant to any such Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer will cause the Companies to retain all books and records with respect to Tax matters pertinent to the Companies relating to any Taxable period beginning before the Closing Date until the expiration of the statute or period of limitations of the respective Taxable periods.

Upon the request of Buyer or the Sellers’ Representative, the Parties will (i) provide Buyer or the Sellers’ representative, as applicable, with all information that any Party may be required to report pursuant to Code § 6043(c) and (ii) use commercially reasonable efforts to obtain any certificate or other document from any Governmental Body or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions). Notwithstanding anything in Article IX to the contrary, Buyer shall not, and shall not allow any of the Companies to, amend, modify, or otherwise change any Tax Return that relates to any Pre-Closing Tax Period or take any action to extend the applicable statute of limitations with respect to any such Tax Return, in each case unless (i) otherwise required by Law or (ii) Buyer or the applicable Company has received prior written permission of Sellers’ Representative. Any other provision of this Agreement notwithstanding, no election under Section 338(g) of the Code shall be made with respect to any of the Companies or Buyer’s purchase of any of the Companies.

9.5 Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement or the Transactions will be paid by the Sellers, severally (in accordance with their Pro Rata Share) but not jointly, when due, and the Sellers will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees. If required by applicable Law, Buyer will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

9.6 Tax Sharing Agreements. All Tax sharing agreements or similar agreements with respect to or involving any Company shall be terminated as of the Closing Date and, after the Closing Date, Buyer and each Company shall not be bound thereby or have any Liability thereunder.

9.7 Refunds and Other Tax Benefits.

(a) All refunds of Taxes (whether in the form of a direct payment or as a credit actually utilized against Taxes otherwise payable) in respect of Pre-Closing Tax Periods not resulting from or attributable to the carryback of Tax losses or credits arising in a Post-Closing Tax Period (to the extent such refunds are not included in Working Capital as finally determined and subject to Section 9.7(b)) shall be property of the Sellers. To the extent that any of the Companies (or any Affiliate) receives such a refund (whether as a direct payment or as a credit), Buyer shall promptly pay, or cause such Company (or Affiliate) promptly to pay, to the Sellers’ Representative for disbursement to the Sellers: (i) the amount of such refund (plus related interest received from the applicable Governmental Body, if any), less (ii) all reasonable costs (including, Taxes due in respect of the receipt of such refund) incurred by Buyer, any Company (or Affiliate) to obtain such refund. For the avoidance of doubt, this Section 9.7(a) does not apply to goods and services Tax and harmonized sales Tax imposed under the Excise Tax Act (Canada) and to Quebec sales Tax imposed under the Quebec Sales Tax Act and to any Canadian input Tax credit received by any of the Companies.

(b) For purposes of determining refunds of Taxes in respect of a Pre-Closing Tax Period under this Section 9.7:

(i) subject to Section 9.7(b)(ii), any reduction in Liability for Taxes (including estimated Tax payments) of any of the Companies (i) for a Straddle Period resulting from Tax losses or credits for the portion of such period through the Closing Date (taking into account the provisions of Section 9.8) or (ii) in respect of any other Pre-Closing Tax Period, shall be treated as a refund of Taxes in respect of a Pre-Closing Tax Period;

(ii) any income Tax losses for the Tax year that ends on or prior to the Closing Date shall be carried back (using any available short-form or accelerated procedures, including the filing of IRS Form 1139 and any corresponding form for applicable state, local and foreign purposes) to achieve the maximum possible savings in income Tax, that shall inure and be paid promptly to the Sellers’ Representative for disbursement to the Sellers; provided, however, that this Section 9.7(b)(ii) shall only be applicable to U.S. federal income Taxes, and the state income Taxes for the states listed on Schedule 9.7(b)(ii), Canadian federal income Taxes and Canadian provincial income Taxes (and any income Tax savings from any such income Tax losses in other jurisdictions shall not inure to the Sellers, unless Buyer chooses to cause such losses to be carried back for refund of Tax for any Pre-Closing Tax Period(s)); and

(iii) any reduction in Liability for Tax of any of the Companies, including for a Post-Closing Tax Period, resulting from or attributable to Tax deductions, losses or credits arising in a Pre-Closing Tax Period (to the extent not otherwise applied or carried back as contemplated by subparagraphs (i) and (ii) of this Section 9.7(b)) shall not be treated as a refund of Tax.

All costs incurred by Buyer or any Company (or any Affiliate) in connection with the filing of IRS Form 1139 and any amended Tax Returns in accordance with the foregoing, (as well as any Tax investigation, audit, dispute or claim with respect thereto) shall be economically borne by Sellers and reimbursed by Sellers out of such refunds obtained.

(c) Buyer shall, and shall cause each of the Companies to, cooperate with the Sellers’ Representative (including filing amended Tax Returns or claims for refund) to obtain any Tax refunds or credits that would reasonably be expected to give rise to payments to the Sellers’ Representative (for disbursement to the Sellers) under this Section 9.7; provided, that Sellers’ Representative will not request Buyer to seek to file for any Tax refund or credit (i) that Sellers’ Representative does not reasonably expect will exceed $15,000, or (ii) after the second anniversary of the Closing Date. Notwithstanding clause (ii), all Tax refunds or credits that were requested but not paid to the Sellers’ Representative prior to the second anniversary shall be paid over to the Sellers’ Representative for the benefit of the Sellers promptly following receipt thereof.

9.8 Transaction Tax Deductions.

(a) Buyer shall cause, (i) pursuant to Treasury Regulation §1.1502-76(b)(1)(ii)(A) or otherwise, the consolidated U.S. federal income Tax year of the Companies to end as of the end of the Closing Date and (ii) at Sellers’ Representative’s request, the Tax year of the Canadian Resident Companies to end at the Effective Time (to the extent permitted by Law) pursuant to an election under subsection 256(9) of the Income Tax Act (Canada). No Party shall make (or purport to make) any election under Treasury Regulation § 1.1502-76(b)(2)(ii)(D) to ratably allocate items under Treasury Regulation § 1.1502-76(b)(2)(ii) or any election described in Treasury Regulation §1.1502-76(b)(2)(iii).

(b) For purposes of determining the income Tax of any of the Companies for a Tax year that ends on the Closing Date, any Transaction Tax Deductions shall be accrued and deducted for the year that ends on the Closing Date to the fullest extent permitted under applicable Tax Law. “Transaction Tax Deductions” means any items of loss or expense that are deductible for U.S. or Canadian federal or provincial income tax purposes resulting from or attributable to the transactions contemplated hereby, including (i) any loss or deduction resulting from or attributable to unamortized financing costs incurred with respect to Indebtedness, (ii) payments in respect of the Transaction Costs, (iii) payment in respect of any other item that has the effect of reducing the Purchase Price and (iv) any payments related to the Options and any payments made to the Optionholders hereunder.

9.9 Optionholder Payments. Notwithstanding anything in the Agreement to the contrary, (but except to the extent included in the calculation of Transaction Costs or Working Capital and otherwise without duplicating any other provision of this Agreement) (i) the employer portion of any employment Taxes related to payments made on or before the Closing Date in respect of the Vested Options shall be borne by and be the sole responsibility of the Sellers (in accordance with their Pro Rata Shares) and in connection with any such payments to the Optionholders, may be subtracted by Buyer or any Company (or any Affiliate) from amounts otherwise to be paid to the Sellers, and (ii) the Buyer shall not make, and shall not allow any Company or Affiliate to make, an election under Section 110(1.1) of the Income Tax Act (Canada) in respect of any Option Payments or other payments to Canadian Optionholders or take any other action that would in any way compromise the deductibility of the Option Payments or any other payments to Canadian Optionholders (in whole or in part) under applicable Canadian federal or provincial Tax Law.

9.10 Tax Contests. Any other provision of this Agreement to the contrary notwithstanding:

(a) if any Governmental Body issues to any Company a written (a) notice of intent to audit, examine or conduct another proceeding with respect to Taxes or Tax Returns of such Company for any Pre-Closing Tax Period or (b) notice of actual or proposed deficiency, reassessment or adjustment, assertion of claim or demand concerning Taxes or Tax Returns for any Pre-Closing Tax Period, then Buyer shall notify Sellers’ Representative of the same promptly and, in any event, within ten (10) days;

(b) Sellers’ Representative shall have the right to control any such proceeding or the contest of any such deficiency, reassessment, adjustment or assertion of claim or demand (any such proceeding or contest, a “Tax Contest”), and Buyer shall cause such Company to execute any power of attorney or other document that Sellers’ Representative reasonably believes to be necessary to permit Sellers’ Representative to control such Tax Contest, except to the extent such Tax Contest relates to a Straddle Period, to which extent Buyer shall control (but shall allow Sellers’ Representative reasonably to participate in) such Tax Contest, and shall not, without the written consent of Sellers’ Representative (not to be unreasonably withheld, conditioned or delayed), settle such Tax Consent for such Straddle Period; and

(c) If the Sellers’ Representative obtains control of any Tax Contest pursuant to Section 9.10(b), (i) Seller shall conduct such Tax Contest in a commercially reasonable manner, (ii) Seller shall keep Buyer and the applicable Company informed of all material developments related to such Tax Contest and (iii) Sellers’ Representative shall not settle or otherwise resolve any deficiency, reassessment, adjustment or assertion of claim or demand related to such Tax Contest without the prior written approval of Buyer (not to be unreasonably withheld, conditioned or delayed).

ARTICLE X

TERMINATION

10.1 Termination Events. This Agreement may, by written notice given to the non-terminating Parties prior to the Closing, be terminated:

(a) by (i) Buyer, upon prior written notice to Sellers’ Representative, if there has been a material violation or breach by the Target or the Sellers of any covenant, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of Buyer at the Closing and such violation or breach has not been waived by Buyer or cured by the Target or the Sellers within ten days after written notice thereof from Buyer or (ii) the Sellers’ Representative, upon prior written notice to the Buyer, if there has been a material violation or breach by Buyer of any covenant, representation or warranty contained in this Agreement which would prevent the satisfaction of any condition to the obligations of the Target at the Closing and such violation or breach has not been waived by the Sellers’ Representative or cured by Buyer within ten days after written notice thereof by the Sellers’ Representative (provided that the failure of Buyer to deliver the consideration pursuant to Section 2.11 at the Closing as required hereunder shall not be subject to cure hereunder unless otherwise agreed to in writing by the Sellers’ Representative);

(b) by (i) Buyer, if any condition in Section 7.1 has not been satisfied or waived in writing by April 1, 2014 (the “Outside Date”) or if satisfaction of any such condition is or becomes impossible (in either case, for reasons other than the failure of Buyer to comply with its obligations under this Agreement) or (ii) the Sellers’ Representative, if any condition in Section 7.2 has not been satisfied or waived in writing by the Outside Date or if satisfaction of any such condition is or becomes impossible (other than through the failure of any Seller or the Target to comply with such Party’s obligations under this Agreement); provided, however, that if on the Outside Date the conditions to Closing set forth in Section 7.1(e) and Section 7.2(c) shall not have been fulfilled, but all other conditions to Closing set forth in Article VII shall be or shall be capable of being fulfilled, then the Sellers’ Representative, by written notice delivered to Buyer, or Buyer, by written notice to the Sellers’ Representative, may extend the Outside Date to no later than the close of business on April 30, 2014; or

(c) by mutual consent of Buyer and Sellers’ Representative.

10.2 Effect of Termination. If this Agreement is validly terminated pursuant to Section 10.1, all further obligations of the Parties under this Agreement will terminate and there shall be no liability on the part of any of Parent, Buyer, the Target, or the Sellers to one another, except for fraud or willful breaches of this Agreement prior to the time of such termination; provided, however, that the Parties’ obligations under any confidentiality agreement and Article XI (Miscellaneous) will survive the termination.

ARTICLE XI

MISCELLANEOUS

11.1 Further Assurances. Each Party agrees to use commercially reasonable efforts to furnish upon request to any other Party such further information, to execute and deliver to any other Party such other documents, and to do such other acts and things, all as any other Party may reasonably request for the purpose of carrying out the intent of the Transaction Documents.

11.2 No Third-Party Beneficiaries. This Agreement does not confer any rights or remedies upon any Person (including any employee of any Company) other than the Parties, their respective successors and permitted assigns, any Indemnified Party, and as otherwise expressly set forth in this Agreement.

11.3 Entire Agreement. The Transaction Documents constitute the entire agreement among the Parties with respect to the subject matter of the Transaction Documents and supersede all prior agreements (whether written or oral and whether express or implied) among any Parties to the extent related to the subject matter of the Transaction Documents (including any letter of intent or confidentiality agreement).

11.4 Successors and Assigns. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Seller may assign, delegate or otherwise transfer (whether by operation of law or otherwise) any of such Seller’s rights, interests or obligations in this Agreement without the prior written approval of Buyer. Buyer may assign any or all of its rights or interests in this Agreement to (a) any successor to Buyer, any successor to any Company, or any acquirer of a material portion of the businesses or assets of Buyer or any Company, (b) one or more of Buyer’s Affiliates, or (c) any lender to Buyer, any Company or any of their Affiliates as security for obligations to such lender; but such assignment will not relieve Buyer of any of its obligations under this Agreement. For the avoidance of doubt, the Parties’ acknowledge that following the Closing Target, as the Surviving Entity in the Merger, will be merged with and into Parent and upon the effectiveness of such merger Parent shall succeed to all of Buyer’s rights under this Agreement and shall be entitled to assert any of Buyer’s rights hereunder.

11.5 Counterparts. This Agreement may be executed by the Parties in multiple counterparts and shall be effective as of the date set forth above when each Party shall have executed and delivered a counterpart hereof, whether or not the same counterpart is executed and delivered by each Party. When so executed and delivered, each such counterpart shall be deemed an original and all such counterparts shall be deemed one and the same document. Transmission of images of signed signature pages by facsimile, e-mail or other electronic means shall have the same effect as the delivery of manually signed documents in person.

11.6 Notices. Any notice pursuant to this Agreement must be in writing and will be deemed effectively given to another Party on the earliest of the date (a) three Business Days after such notice is sent by registered U.S. mail, return receipt requested, (b) one Business Day after receipt of confirmation if such notice is sent by facsimile or electronic mail, (c) one Business Day after delivery of such notice into the custody and control of an overnight courier service for next day delivery, (d) one Business Day after delivery of such notice in person and (e) such notice is received by that Party; in each case to the appropriate address below (or to such other address as a Party may designate by notice to the other Parties):

If to the Sellers’ Representative or any Seller:	with a copy to:

FdG Hercules Holdings LLC c/o FdG Associates LP 485 Lexington Avenue, 23rd New York, NY 10017 Attn: David S. Gellman Email: dsg@fdgassociates.com Fax: (212) 940-6803 Phone: (212) 940-6260	Honigman Miller Schwartz and Cohn LLP 2290 First National Building 660 Woodward Avenue Detroit, MI 48226 Attn: Joshua F. Opperer Email: jopperer@honigman.com Fax: (313) 465-7457 Phone: (313) 465-7456

If to Buyer:	with a copy to:

ATD Merger Sub II LLC

c/o American Tire Distributors, Inc.

12200 Herbert Wayne Court, Suite 150

P.O. Box 3145

Huntersville, NC 28078

Attn: J. Michael Gaither

Email: mgaither@atd-us.com

Fax: (704) 947-1919

Phone: (704) 632-7110

K&L Gates LLP Hearst Tower, 47th Floor 214 North Tryon Street Charlotte, NC 28202 Attn: Chad Warpula Email: chad.warpula@klgates.com Fax: (704) 353-3210 Phone: (704) 331-7510

11.7 JURISDICTION; SERVICE OF PROCESS; WAIVER OF JURY TRIAL. EACH PARTY (A) CONSENTS TO THE PERSONAL JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED IN NEW YORK, NEW YORK (AND ANY CORRESPONDING APPELLATE COURT) IN ANY PROCEEDING ARISING OUT OF OR RELATING TO ANY TRANSACTION DOCUMENT, (B) WAIVES ANY VENUE OR INCONVENIENT FORUM DEFENSE TO ANY PROCEEDING MAINTAINED IN SUCH COURTS, (C) EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT, AGREES NOT TO INITIATE ANY PROCEEDING ARISING OUT OF OR RELATING TO ANY TRANSACTION DOCUMENT IN ANY OTHER COURT OR FORUM. PROCESS IN ANY SUCH PROCEEDING MAY BE SERVED ON ANY PARTY ANYWHERE IN THE WORLD, AND (D) IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT.

11.8 Governing Law. This Agreement and all other Transaction Documents (unless otherwise stated therein) will be governed by the laws of the State of New York without giving effect to any choice or conflict of law principles of any jurisdiction.

11.9 Amendments and Waivers. No amendment of any provision of this Agreement will be valid unless the amendment is in writing and signed by Buyer and the Sellers’ Representative. No waiver of any provision of this Agreement will be valid unless the waiver is in writing and signed by the waiving Party (or the Sellers’ Representative, in the case of a waiver by any or all Sellers). The failure of a Party at any time to require performance of any provision of this Agreement will not affect such Party’s rights at a later time to enforce such provision. No waiver by any Party of any breach of this Agreement will be deemed to extend to any other breach hereunder or affect in any way any rights arising by virtue of any other breach.

11.10 Severability. Any provision of this Agreement that is determined by any court of competent jurisdiction to be invalid or unenforceable will not affect the validity or enforceability of any other provision hereof or the invalid or unenforceable provision in any other situation or in any other jurisdiction. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

11.11 Expenses. The Sellers (severally in accordance with their Pro Rata Share) will bear all expenses incurred by any Company or due from the Company to any Representative of any Company in connection with the Transactions contemplated to be performed before or on the Closing Date. Each Seller will bear all expenses incurred by such Seller or any of its Representatives in connection with the Transactions. Except as otherwise expressly provided in this Agreement, Buyer will bear all expenses incurred by Buyer or any of its Representatives in connection with the Transactions and by the Companies with respect to actions taken after the Closing Date.

11.12 Construction. The Article and Section headings in this Agreement are inserted for convenience only and are not intended to affect the interpretation of this Agreement. Any reference in this Agreement to any Article or Section refers to the corresponding Article or Section of this Agreement. Any reference in this Agreement to any Schedule or Exhibit refers to the corresponding Schedule or Exhibit attached to this Agreement and all such Schedules and Exhibits are incorporated herein by reference. The word “including” in this Agreement means “including without limitation.” This Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision in this Agreement. Unless the context requires otherwise, any reference to any Law will be deemed also to refer to all amendments and successor provisions thereto and all rules and regulations promulgated thereunder, in each case as in effect as of the Closing Date. The word “or” in this Agreement is disjunctive but not necessarily exclusive. All words in this Agreement will be construed to be of such gender or number as the circumstances require. References in this Agreement to time periods in terms of a certain number of days mean calendar days unless expressly stated herein to be Business Days. In interpreting and enforcing this Agreement, each representation and warranty will be given independent significance of fact and will not be deemed superseded or modified by any other such representation or warranty. All references to currency in this Agreement are references to U.S. Dollars. If any amounts used to calculate the Purchase Price (or any adjustment thereto) are denominated in a currency other than U.S. dollars, then such amounts shall be expressed in U.S. dollars calculated based on the relevant currency exchange rate in effect on the Closing Date (as published in The Wall Street Journal, unless such currency exchange rate is not published in the Wall Street Journal on the Closing Date, in which case, as published on http://www.oanda.com or a similar website or publication as may be agreed upon by the Sellers’ Representative and Buyer). For the purposes of Article III, Article IV and Article V, references to “written”, “in writing” or similar phrases mean any form of written communication, whether via paper, email, text or otherwise. For the avoidance of doubt, as of the Effective Time of the Merger all responsibilities and obligations of Buyer under this Agreement will be the responsibilities and obligations of the Target.

11.13 Specific Performance. Each Party acknowledges that the other Parties could be damaged irreparably and might have no adequate remedy of law if any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached. Accordingly, each Party agrees that the other Parties will be entitled to seek an injunction to prevent any breach of any provision of this Agreement and to seek to enforce specifically any provision of this Agreement, in addition to any other remedy to which they may be entitled and without having to prove the inadequacy of any other remedy they may have at law or in equity and without being required to post bond or other security.

11.14 Time Is of the Essence. Time is of the essence with respect to all time periods and dates set forth herein.

11.15 Disclosure Schedule. The disclosure schedule (the “Disclosure Schedule”) is a series of schedules corresponding to the Sections contained in Article IV and containing the information required to be disclosed pursuant to, and certain exceptions to, the representations and warranties therein. Any disclosure set forth in any particular Section of the Disclosure Schedule will be deemed disclosed only for the purpose of the corresponding Section or subsection of the Agreement and not for the purpose of any other Section or subsection of the Agreement. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty pertains to the existence of the document or other item itself). The inclusion of information in the Disclosure Schedule shall not be construed as an admission of liability or that such information is material or required by this Agreement to be reflected in the Disclosure Schedule. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. The Disclosure Schedule is incorporated herein by reference.

11.16 Sellers’ Representative.

(a) Each Seller, on behalf of such Seller and such Seller’s successors, heirs and permitted assigns, hereby irrevocably appoints Holdings as the “Sellers’ Representative” as such Sellers’ agent and attorney-in-fact for all purposes set forth in this Agreement, including the full power and authority (i) to perform the Transactions to be performed by a Seller under this Agreement, (ii) to disburse any funds received hereunder to Sellers, (iii) to execute and deliver on behalf of each Seller any amendment or waiver under this Agreement and to agree to resolution of all claims hereunder, (iv) to retain legal counsel and other professional services, at the expense of Sellers, in connection with the performance by the Sellers’ Representative of this Agreement, (v) to give and receive notices on behalf of the Sellers, (vi) to make, dispute, and settle all claims under this Agreement, including, without limitation, claims relating to the purchase price, adjustments, escrow releases, and indemnification claims, (vii) to withhold payments otherwise due to the Sellers in order to establish reserves for purchase price adjustments or other amounts that might be due by the Sellers and to pay (or seek reimbursement whether or not from the Sellers’ Representative Expense Fund) on behalf of the Sellers any amounts due by them to Buyer, any Indemnitee, or the Sellers’ Representative (other than indemnification claims under Section 8.1(a)), (viii) to interpret the terms of this Agreement and any other agreement entered into in connection therewith, and (ix) to do each and every act (including the execution and delivery of any certificates required) and exercise all rights which any such Seller is permitted or required to do or exercise under this Agreement.

(b) The Sellers’ Representative will have no liability to any Seller for any act done or omitted under this Agreement as the Sellers’ Representative while acting in good faith and not in a manner constituting wanton misconduct, and any act done or omitted pursuant to the advice of counsel will be conclusive evidence of such good faith. The Sellers will severally (in accordance with their Pro Rata Share) indemnify and hold harmless the Sellers’ Representative from and against any Losses the Sellers’ Representative may suffer as a result of any such action or omission.

(c) The Sellers’ Representative will receive no compensation for services as the Sellers’ Representative. The Sellers will reimburse the Sellers’ Representative in accordance with their Pro Rata Share for professional fees and expenses of any attorney, accountant or other advisors retained by the Sellers’ Representative and other reasonable out-of-pocket expenses incurred by the Sellers’ Representative in connection with the performance of the Sellers’ Representative’s duties under this Agreement. An amount equal to the Sellers’ Representative Expense Fund will be delivered to the Sellers’ Representative at the Closing to be held in trust as a source of such reimbursement for costs and out-of-pocket expenses (including costs of professional advisers) incurred by the Sellers’ Representative for its obligations in connection with this Agreement, with any balance of the Sellers’ Representative Expense Fund not incurred for such purposes to be distributed to the Sellers in accordance with their Pro Rata Share at such times as determined by Sellers’ Representative.

(d) If the Sellers’ Representative resigns or is otherwise unable or unwilling to serve in such capacity, the Sellers who held the majority of the Units immediately prior to the Closing Date will appoint a new Person to serve as the Sellers’ Representative and will provide prompt written notice thereof to Buyer. Until such notice is received, Buyer will be entitled to rely on the actions and statements of the previous the Sellers’ Representative. The power and authority granted hereunder will be exclusive and no Seller shall be entitled to exercise any right under this Agreement except through the Sellers’ Representative.

(e) The appointment of the Sellers’ Representative as the attorney-in-fact for each Seller as set forth in this Section 11.16 and all authority hereby conferred are granted and conferred in consideration of the interest of the other Sellers, is therefore coupled with an interest and is and will be irrevocable and shall neither be terminated nor otherwise affected by any act of any Seller or by operation of law, whether by the death, dissolution, liquidation, incapacity or incompetence of such Seller or by the occurrence of any other event. If, after the execution of this Agreement, any Seller dies, dissolves or liquidates or becomes incapacitated or incompetent, the Sellers’ Representative is nevertheless authorized, empowered and directed to act in accordance with this Section 11.16 as if that death, dissolution, liquidation, incapacity or incompetency had not occurred and regardless of notice thereof. Each Seller agrees to execute such wills and documents as may be necessary and to give such instructions to his personal representatives as may be necessary so that its successors will remain subject to this Agreement and carry out the full intent and purposes hereof. Without limiting the generality of the foregoing, this Section 11.16 will not be affected by the subsequent incapacity or mental incompetency of any Seller.

(f) Each Seller and the Sellers’ Representative acknowledge and agree that Buyer may rely on Sellers’ appointment of the Sellers’ Representative and deal exclusively with the Sellers’ Representative, consistent with such appointment as provided herein and the provisions of this Agreement dealing with actions to be taken by the Sellers’ Representative on behalf of Sellers, and Sellers and Sellers’ Representative agree to indemnify and save harmless Buyer (in accordance with their Pro Rata Shares) from and against any Loss or Liability that it may incur by reason of its relying upon the authority of the Sellers’ Representative as provided herein. All payments by Buyer to the Sellers’ Representative, or to an account designated by the Sellers’ Representative, for the benefit of Sellers as provided in this Agreement shall constitute a full acquittance of Buyer with respect thereto, and Buyer shall have no obligation to see to the application of such payments.

11.17 Attorney-Client Privilege and Conflict Waiver. Each of the Parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, that Honigman Miller Schwartz and Cohn LLP may serve as counsel to each and any of the Sellers, the Sellers’ Representative and their respective Affiliates, on the one hand, and the Companies and their Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Honigman Miller Schwartz and Cohn LLP (or any successor) may serve as counsel to (i) the Sellers, the Sellers’ Representative and their respective Affiliates (other than the Companies) or any director, member, partner, officer or employee thereof, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation, or (ii) any of the Companies with respect to any matter other than any matter relating to this Agreement or the transactions contemplated by this Agreement, and each of the Parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such Parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation.

11.18 Parent Guaranty. To induce the Target and Sellers to enter into this Agreement, Parent hereby absolutely, unconditionally and irrevocably guarantees to the Sellers, on the terms and conditions set forth herein, the due and punctual payment, observance, performance and discharge of all of Buyer’s obligations under this Agreement until such time as the Closing has been fully consummated. To the fullest extent permitted by Law, Parent hereby expressly waives any and all rights or defenses arising by reason of any Law that would otherwise require any election of remedies by the Sellers. Parent waives promptness, diligence, notice of the acceptance, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any of the foregoing guaranteed obligations and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar Law now or hereafter in effect, any right to require the marshaling of assets of Parent or Buyer or any other Person interested in the transactions contemplated by this Agreement and all suretyship defenses generally. Parent acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the waivers set forth in this Agreement are knowingly made in contemplation of such benefits.

[Signature pages follow]

The Parties have executed and delivered this Agreement and Plan of Merger as of the date first written above.

Buyer:

ATD MERGER SUB II LLC

By:	/s/ J. Michael Gaither
Name:	J. Michael Gaither
Title:	Vice President & Secretary

Parent:

Solely for the purposes of Article V and Section 11.18:

AMERICAN TIRE DISTRIBUTORS, INC.

By:	/s/ J. Michael Gaither
Name:	J. Michael Gaither
Title:	Executive Vice President and General Counsel

Target:

HERCULES TIRE HOLDINGS LLC

By:	/s/ William P. Trimarco
Name:	William P. Trimarco
Title:	Chief Executive Officer and President

Sellers’ Representative (in its capacity as a Seller and Seller’s Representative):

FdG HERCULES HOLDINGS LLC

By:	/s/ David S. Gellman
Name:	David S. Gellman
Title:	Vice President

[Signature Page to the Agreement and Plan of Merger]

EXHIBIT A

DEFINITIONS

“280G Approval” is defined in Section 7.1(f)(xii).

“280G Waiver” is defined in Section 6.19.

“Accounts Receivable” means all trade and other accounts receivable and other Indebtedness owing to any Company that would be booked by the Companies as accounts receivable in accordance with GAAP applied on a basis consistent with historical practices of the Companies.

“Acquisition Proposal” is defined in Section 6.8.

“Active Employee” means any employee employed by any Company, including any employee on leave of absence, such as family medical leave, military leave, disability leave (including long-term disability) or sick leave.

“Additional Payments” is defined in Section 2.14.

“Adjusted Closing Payment” is defined in Section 2.13(a).

“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, the specified Person. The term “control” means (a) the possession, directly or indirectly, of the power to vote 10% or more of the securities or other equity interests of a Person having ordinary voting power, (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, by contract or otherwise, including the voting power to elect a majority of the directors (or individuals having comparable functions) of such Person, or (c) being a director, officer, executor, or trustee of a Person or a Person that controls such Person.

“Affiliated Group” means an affiliated group as defined in Code § 1504(a) or any similar group defined under a similar provision of state, provincial, municipal, local or foreign Law.

“Aggregate Units Deemed Outstanding” means the sum of (a) the aggregate number of Existing Units, plus (b) the aggregate number of Vested Option Units, in each case, as of the Effective Time.

“Aggregate Option Exercise Price” means the aggregate amount that would be payable to Hercules by Optionholders in respect of all Vested Option Units if the underlying Vested Options associated with such Vested Option Units were exercised as of immediately prior to the Effective Time in accordance with the terms of the applicable option agreements with Hercules associated with such Vested Option Units.

“Agreement” is defined in the opening paragraph.

“Applicable Period” means (a) with respect to the portion of the Additional Payments associated with the Key Suppliers, the six-month period immediately following the Closing and (b) with respect to the portion of the Additional Payments associated with the Transition Services Agreement, the period immediately following the Closing through January 25, 2015.

“Assets” is defined in Section 4.9.

“Audit Date” means October 31, 2013.

“Base Amount” is defined in Section 2.11(a).

“Basket” is defined in Section 8.4.

“BlackArch Engagement Letter” means that certain Letter Agreement, dated as of October 18, 2013, between Hercules and BlackArch Partners LP.

“Business” is defined in the Statement of Purpose.

“Business Day” means any day that is not a Saturday, Sunday or a U.S. federal banking holiday.

“Buyer” is defined in the opening paragraph.

“Buyer Indemnitees” means Buyer, the Companies and their respective Affiliates and Representatives, in each case excluding the Sellers and the Sellers’ Representative.

“Buyer True-Up Payment” is defined in Section 8.6.

“Canadian Optionholder” means all Optionholders who are employees of a Canada Resident Company as of the Effective Time.

“Canadian Pension Plan” means any Employee Benefit Plan in which employees of a Canadian Company are eligible to participate and which provide pensions, superannuation benefits or retirement savings, including pension plans, top up pensions or supplemental pensions, “registered pension plans” (as defined in the Income Tax Act (Canada)), or “retirement compensation arrangements” (as defined in the Income Tax Act (Canada)), provided that a Canadian Pension Plan shall not include a “registered retirement savings plan” (as defined in the Income Tax Act (Canada)).

“Canadian Resident Company” means any Company that is a resident of Canada for purposes of the Income Tax Act (Canada).

“Cap” is defined in Section 8.4.

“Cash” means all cash, certificates of deposit, bank deposits (including cash collateral deposits securing letters of credit remaining in place at the Closing), negotiable instruments, marketable securities, undeposited checks and other cash equivalents of the Companies as of the Closing Time.

“Certificate of Merger” is defined in Section 2.10.

“Closing” is defined in Section 2.10.

“Closing Date” means the date on which the Closing occurs.

“Closing Option Payment” is defined in Section 2.11(d)(iv).

“Closing Statement” is defined in Section 2.12.

“Closing Time” is defined in Section 2.10.

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code § 4980B.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any Person authorized to perform duties on behalf of the Commissioner.

“Companies” means the Target, each of the Target’s direct or indirect Subsidiaries and 1077990 Ontario Inc. (Tireco).

“Companies’ Knowledge” (or similar terms) will consist only of the actual knowledge of Robert Keller, Jeffrey R. Marshall, or William P. Trimarco after reasonable inquiry; provided, that reasonable inquiry shall mean and require only the review of all knowledge qualified representations set forth in Article III and Article IV with the following persons: Vic Siewert, Joshua Simpson, Jedd Emans, Terry Kin, Terrence LeBlanc, Jonathan Morse, and Corri Miller.

“Company 401(k) Plan” is defined in Section 6.7.

“Competition Act” means the Competition Act (Canada), as amended, and the regulations promulgated thereunder.

“Competition Act Approval” means either: (a) the Commissioner shall have issued an advance ruling certificate under § 102 of the Competition Act; or (b) both of (i) the waiting period under § 123 of the Competition Act shall have expired or been terminated or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived by the Commissioner in accordance with paragraph 113(c) of the Competition Act, and (ii) Buyer shall have been advised in writing by the Commissioner that the Commissioner does not, at that time, intend to make an application under § 92 of the Competition Act in respect of the Transactions, and any terms and conditions attached to such advice shall be acceptable to Buyer, acting reasonably.

“Confidential Information” means (i) in the case of any Seller that is an employee of any Company as of the date of this Agreement, any trade secrets and confidential information, including, but not limited to, processes, designs, rubber compounds, cost and pricing information, customer and supplier lists, and financial information which are the property of any Company and used in the course of its business and (ii) in the case of any Seller that is a non-employee of any Company as of the date of this Agreement, any non-public information concerning the business or affairs of any Company, including information relating to customers, clients, suppliers, distributors, investors, lenders, consultants, independent contractors or employees, customer and supplier lists, price lists and pricing policies, cost information, financial statements and information, budgets and projections, business plans, production costs, market research, marketing plans and proposals, sales and distribution strategies, manufacturing and production processes and techniques, processes and business methods, technical information, pending projects and proposals, new business plans and initiatives, research and development projects, inventions, discoveries, ideas, technologies, trade secrets, know-how, formulae, technical data, designs, patterns, improvements, industrial designs, mask works, compositions, works of authorship and other Intellectual Property, devices, samples, plans, drawings and specifications, photographs and digital images, computer software and programming, all other confidential information and materials relating to the business or affairs of any Company, and all notes, analyses, compilations, studies, summaries, reports, manuals, documents and other materials prepared by or for any Company containing or based in whole or in part on any of the foregoing, whether in verbal, written, graphic, electronic or any other form and whether or not conceived, developed or prepared in whole or in part by any Company.

“Consent” means any required consent, approval, authorization, permission or waiver.

“Contract” means any contract, lease, license, purchase order, work order, or other agreement, whether written or oral, together with all amendments and other modifications thereto.

“Disclosure Period” means each of (a) the two fiscal years ended as of the Audit Date and (b) the Interim Period.

“Disclosure Schedule” is defined in Section 11.15.

“DLLCA” is defined in Section 2.1.

“Effective Time” is defined in Section 2.10.

“Employee Benefit Plan” means any (a) qualified or nonqualified Employee Pension Benefit Plan (including any Multiemployer Plan) or deferred compensation or retirement plan or arrangement, (b) Employee Welfare Benefit Plan, (c) Canadian Pension Plan or (d) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation or restricted stock plan) or material fringe benefit or other retirement, severance, bonus, profit-sharing or incentive plan or arrangement.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA § 3(2); provided that an Employee Pension Benefit Plan shall not include a Canadian Pension Plan but shall include a “registered retirement savings plan” (as defined in the Income Tax Act (Canada)).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA § 3(1), whether or not such plans are subject to ERISA.

“Employment Law” means any Law, collective bargaining agreement or arrangement, or binding custom relating to labor and employment, including any Law relating to employment practices, terms and conditions of employment, discrimination, disability, fair labor standards, workers compensation, wrongful discharge, immigration, occupational safety and health, family and medical leave, wages and hours (including overtime wages), worker classification, equal opportunity, employment equity, pay equity, meal and rest periods, or employee terminations.

“Encumbrance” means any lien, mortgage, pledge, encumbrance, security interest, hypothecation, community property interest, option, warrant, right of first refusal, or other restriction of title on any property.

“Enforceability Exceptions” means validity, binding effect or enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, fraudulent transfer, moratorium (whether general or specific) or other Law now or hereafter in effect affecting the enforceability of creditors’ rights generally.

“Environmental Law” means any Law relating to protection of the environment, or human health, including any Law relating to the presence, use, production, generation, handling, management, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any Hazardous Substance.

“Equity” means, with respect to any Person, any and all shares, interests, participations, rights in or other equivalents of such Person’s capital stock, registered capital, partnership interests, membership interests or other equivalent equity or ownership interests and any rights, warrants or options exchangeable or exercisable for or convertible into such capital stock or other equity or ownership interests.

“Equityholders” means holders of Units and holders of Vested Options.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” is defined in Section 4.22(c).

“Escrow Agent” means Bank of New York.

“Escrow Funds” means the funds subject to the Indemnification Escrow Agreement as of any date of determination.

“Estimated Cash” is defined in Section 2.11(b).

“Estimated Closing Payment” is defined in Section 2.11(c).

“Estimated Indebtedness” is defined in Section 2.11(b).

“Estimated Transaction Costs” is defined in Section 2.11(b).

“Estimated Working Capital” is defined in Section 2.11(b).

“Existing Units” is defined in Section 2.5.

“Financial Advisor” means BlackArch Partners LP.

“Financial Statements” is defined in Section 4.5(a).

“Fundamental Representations” means the representations or warranties in Article III and Sections 4.1(a) (organization), 4.2 (capitalization), and 4.3 (authority).

“GAAP” means generally accepted accounting principles in the United States as set forth in pronouncements of the Financial Accounting Standards Board (and its predecessors) and the American Institute of Certified Public Accountants and, unless otherwise specified, as in effect on the Closing Date or, with respect to any financial statements, the date such financial statements were prepared.

“Governmental Body” means any federal, state, provincial, municipal, local, foreign or other government or quasi-governmental authority or any department, agency, subdivision, court or other tribunal of any of the foregoing.

“Government Contract” means any Contract to which any Company is a party or by which it is bound, the ultimate contracting party of which is a Governmental Body (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract).

“Hazardous Substance” means any material, substance or waste that is limited or regulated under any Environmental Law. The term includes asbestos, polychlorinated biphenyls, and petroleum products.

“Hercules” is defined in the Statement of Purpose.

“Hercules Canada” means Hercules Tire Company of Canada, Inc., a corporation existing under the laws of Ontario.

“Holdings” means FdG Hercules Holdings LLC, a Delaware limited liability company.

“Indebtedness” means as to any Person at any time: (a) obligations of such Person for borrowed money; (b) obligations of such Person evidenced by bonds, notes, debentures or other similar instruments; (c) obligations of such Person to pay the deferred purchase price of property or services (including earnouts or payments made in respect of noncompete or consulting arrangements), except trade accounts payable of such Person arising in the Ordinary Course of Business or amounts arising under consulting, employment or other service agreements that are to be performed after the closing date of such an acquisition transaction; (d) obligations arising under capitalized leases, conditional sales Contracts or other similar title retention instruments; (e) indebtedness or other obligations of others guaranteed by such Person (excluding guarantees in favor of other Companies); (f) obligations secured by an Encumbrance existing on any property or asset owned by such Person; (g) unpaid reimbursement obligations of such Person relating to drawn (and not standby) letters of credit, bankers’ acceptances, surety or other bonds or similar instruments that are due; (h) net payment obligations incurred by such Person pursuant to any hedging agreement; (i) Liabilities of such Person under any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement or other similar agreement designed to protect such Person against fluctuations in interest rates; and (j) all interest, fees, penalties, breakage costs and other expenses owed with respect to the items described in the foregoing clauses (a) through (j) or the repayment thereof; provided, that the Companies indebtedness to The Toledo-Lucas County Port Authority will only include the outstanding principal amount and accrued interest as of the Closing Time and will not include any prepayment penalties associated with repaying such debt early. Unless otherwise indicated, Indebtedness means Indebtedness of the Companies as of the Closing Time. Notwithstanding the foregoing, Indebtedness does not include any items included in Transaction Costs, Working Capital, payables for molds due over time, any indebtedness owed to any Companies, or any factored payables with Sailun, Crown, or DBS Bank.

“Indemnification Escrow Agreement” means the Indemnification Escrow Agreement, dated on or about the Closing Date, among the Sellers’ Representative, Buyer and the Escrow Agent in substantially the form attached hereto as Exhibit D.

“Indemnification Escrow Amount” is defined in Section 2.11(d)(i).

“Indemnified Party” is defined in Section 8.7(a).

“Indemnifying Party” is defined in Section 8.7(a).

“Insurance Policies” is defined in Section 4.27.

“Intellectual Property” means: (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), improvements thereto, and patents, patent applications, industrial designs, and patent disclosures, together with reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof; (b) trademarks, service marks, trade dress, logos, trade names, and corporate names, together with translations, adaptations, derivations and combinations thereof and including goodwill associated therewith, and applications, registrations, and renewals in connection therewith; (c) copyrightable works, copyrights, and applications, registrations and renewals in connection therewith; (d) mask works and applications, registrations and renewals in connection therewith; (e) trade secrets and Confidential Information; (f) computer software, in object and source code format (including data and related documentation); (g) plans, drawings, architectural plans and specifications; (h) websites; (i) other proprietary rights; and (j) copies and tangible embodiments and expressions thereof (in whatever form or medium) of any of the foregoing, including all improvements and modifications thereto and derivative works thereof.

“Interim Balance Sheet” is defined in Section 4.5(a).

“Interim Date” is defined in Section 4.5(a).

“Interim Period” is defined in Section 4.5(a).

“Inventory” means all inventories of the Companies wherever located, including tires, raw materials, goods consigned to vendors or subcontractors, works in process, finished goods, spare parts, goods in transit, products under research and development, demonstration equipment and inventory on consignment.

“IRS” means the U.S. Internal Revenue Service.

“Interests” means the limited liability company membership interests or other Equity of the Target or Hercules, as applicable.

“Key Suppliers” means Toyo Tires, Yokohama, and their Affiliates.

“Law” means any federal, state, provincial, municipal, local, foreign or other law, statute, ordinance, regulation, rule, regulatory or administrative guidance, Order, constitution, treaty, common law or other restriction of any Governmental Body.

“Lease” is defined in Section 4.13(b).

“Leased Real Property” is defined in Section 4.13(b).

“Letter of Transmittal” means a letter of transmittal substantially in the form of Exhibit C attached hereto.

“Liability” means any liability, obligation or commitment of any kind or nature, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due.

“License” is defined in Section 4.15(d).

“Loss” means any loss, claim, complaint, demand, Proceeding, Order, damage, penalty, fine, expense, cost, fee, settlement payment, adverse consequence, Liability, Tax, Encumbrance, expense, fee, court costs or reasonable attorneys’ fees and expenses; provided, however, that, a Loss will not include consequential, diminution in value, incidental, indirect, lost profits, punitive or exemplary damages and no “multiple of profits,” “multiple of EBITDA,” “multiple of cash” or similar valuation methodology may be used when calculating any Loss (in each case, other than to the extent payable to a third party).

“Material Adverse Effect” means a material adverse effect upon the financial condition, business, or results of operations of the Companies, taken as a whole, that substantially reduces the value of the Companies; provided, however, that any adverse change, event or effect arising from or related to the following shall not be taken into account in determining whether a Material Adverse Effect has occurred: (i) conditions affecting the United States or Canada economies generally, (ii) any national or international political or social conditions, including the engagement by the United States or Canada in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, Canada, or any of their respective territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States or Canada, (iii) financial, banking or securities markets (including any disruption thereof, any decline in the price of any security or any market index, or any adverse change therein), (iv) changes in GAAP, (v) changes in any laws, rules, regulations, orders, or other binding directives issued by any Governmental Body, (vi) the public announcement of the transactions contemplated by this Agreement, (vii) the taking of any action contemplated by this Agreement, including the completion of the transactions contemplated hereby or (viii) any adverse change in or effect on the business of the Companies that is cured prior to the Closing; provided that, in the case of clauses (i) through (iv), only to the extent any such change, event or condition does not disproportionately affect the Companies compared to other participants in the industries in which the Companies conduct their business.

“Material Contract” is defined in Section 4.14(a).

“Merger” is defined in Section 2.1.

“Multiemployer Plan” has the meaning set forth in ERISA § 3(37) and, for greater certainty, shall include any multiemployer pension plan within the meaning of applicable Canadian Law.

“NHTSA” means the National Highway Traffic Safety Administration.

“Noncompete Agreements” means the Noncompetition, Nonsolicitation and Confidentiality Agreements, dated on or about the Closing Date, between Buyer and each of FdG Associates LLC, Robert Keller, Jeffrey R. Marshall and William P. Trimarco substantially in the form of Exhibit F attached hereto.

“Notice of Disagreement” is defined in Section 2.12(c).

“Option” means each outstanding, unexpired, unexercised option to purchase one or more shares of common stock of Hercules, whether or not then vested or exercisable, granted on or prior to the date hereof to any current or former employee or director of Hercules, any of its Subsidiaries, or any other Person, whether under the Option Plans, any other stock option plan or otherwise.

“Option Plans” means (i) The Hercules Tire & Rubber Company Management Stock Option Plan, adopted on June 24, 2005 and (ii) The Hercules Tire & Rubber Company Performance Stock Option Plan, adopted on June 24, 2005.

“Optionholder” means each holder of Options as of the date of this Agreement.

“Option Payment” means, with respect to each holder (or deemed holder) of Vested Option Units, an amount equal to (A) the product of (x) the Per Unit Payment, multiplied by (y) the aggregate number of Vested Option Units, minus (B) the aggregate exercise price that would be paid to Hercules in respect of such Vested Options had such Options been exercised immediately prior to the Effective Time and assuming concurrent payment in full of the exercise price thereof solely in cash, in each case, in accordance with the terms of the applicable option agreements with Hercules pursuant to which such Options were issued.

“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.

“Ordinary Course of Business” means the ordinary course of the conduct of the Business by the applicable Company, consistent with past operating practices.

“Organizational Documents” means (a) any certificate or articles of incorporation and bylaws, (b) any documents comparable to those described in clause (a) as may be applicable pursuant to any Law and (c) any amendment or modification to any of the foregoing.

“Outside Date” is defined in Section 10.1(b).

“Owned Real Property” is defined in Section 4.13(a).

“Parent” is defined in the opening paragraph.

“Party” means Buyer, Parent, the Target, or any Seller (including the Sellers’ Representative, acting on behalf of any or all Sellers).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Per Unit Payment” means an amount equal to the quotient of (a) the sum of (i) the Estimated Closing Payment, minus (ii) the Indemnification Escrow Amount, minus (iii) the Working Capital Escrow Amount, minus, (iv) the Sellers’ Representative Expense Fund, plus (v) the Aggregate Option Exercise Price divided by (b) the Aggregate Units Deemed Outstanding.

“Permit” means any permit, authorization, license or Consent issued by any Governmental Body or pursuant to any Law.

“Permitted Encumbrance” means (a) any mechanic’s, materialmen’s or similar statutory lien incurred in the Ordinary Course of Business for monies not yet due or that are being contested in good faith, (b) any lien for Taxes not yet due or that are being contested in good faith, (c) any purchase money lien or lien securing rental payments under capital lease arrangements to the extent related to the assets purchased or leased, (d) any recorded easement, covenant, zoning or other restriction on the Real Property that, together with all other Permitted Encumbrances, does not prohibit or impair the current use, occupancy, value, or marketability of title of the property subject thereto, (e) any right, interest, lien or title of a licensor, sublicensor, licensee, sublicensee, lessor or sublessor under any license, lease or other similar agreement or in the property being leased or licensed, and (f) any liens set forth on Schedule P-1.

“Person” means any individual, corporation, limited liability company, partnership, company, sole proprietorship, joint venture, trust, estate, association, organization, labor union, Governmental Body or other entity.

“Plan Termination Date” is defined in Section 6.7.

“PP Components” is defined in Section 2.12(a).

“Post-Exercise Unit” is defined in Section 2.6(b).

“Post-Closing Tax Period” means any Tax Period which is not a Pre-Closing Tax Period.

“Pre-Closing Tax Period” is defined in Section 9.1(a).

“Pro Rata Share” means, without duplication, with respect to any Equityholder, the percentage determined by dividing (a) the sum of (i) the aggregate number, if any, of Existing Units held by such

Equityholder as of immediately prior to the Effective Time, plus (ii) the aggregate number, if any, of all Vested Option Units that would be attributable to such Equityholder as of immediately prior to the time that is immediately prior to the Effective Time, by (b) the Aggregate Units Deemed Outstanding; provided, that in the event that any Optionholder fails to deliver an executed Letter of Transmittal to Sellers’ Representative’s satisfaction prior to or at the Effective Time or such later time as determined in accordance with Section 2.8, then the Vested Options Units relating to the Vested Options held by such Optionholder shall be disregarded for purposes of determining the Pro Rata Share. Notwithstanding the foregoing, as determined by the Sellers’ Representative in good faith to be necessary or appropriate to allocate responsibility among the Sellers on an equitable basis taking into account claims by Buyer for breaches by individual Sellers of representations in Article III or breaches of individual Seller covenants, a Seller’s Pro Rata Share of an indemnification obligation under Section 8.1 or otherwise may be adjusted to up to 100% of such Loss for purposes of determining such Seller’s proportionate share of any disbursements to be made to Sellers under this Agreement or from the Escrow Funds.

“Proceeding” means any proceeding, charge, complaint, claim, demand, notice, action, suit, litigation, hearing, audit, investigation, arbitration or mediation (in each case, whether civil, criminal, administrative, investigative or informal) commenced, conducted, heard or pending by or before any Governmental Body, arbitrator or mediator.

“Purchase Price” is defined in Section 2.11(a).

“Real Property” is defined in Section 4.13(c).

“Recall” is defined in Section 4.17(e).

“Related Party” means (a) with respect to a specified individual, any member of such individual’s Family and any Affiliate of any member of such individual’s Family and (b) with respect to a specified Person other than an individual, any Affiliate of such Person and any member of the Family of any such Affiliates that are individuals. The “Family” of a specified individual means the individual, such individual’s spouse and former spouses, any other individual who is related to the specified individual or such individual’s spouse or former spouse within the third degree, and any other individual who resides with the specified individual. The Companies will not be deemed to be Related Parties of any Seller.

“Repayment Indebtedness” means any Indebtedness related to the Amended and Restated Credit Agreement, dated as of July 11, 2010, among Hercules, Hercules Tire Company of Canada Inc., the lenders party thereto, and JPMorgan Chase Bank, N.A.

“Representative” means, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

“Resolution Accountants” means the Chicago office of McGladrey LLP; provided, however, that if such firm is unwilling or unable to serve in such capacity, the Parties shall mutually agree upon a substitute accounting firm.

“Schedule Supplement” is defined in Section 6.10.

“Securities Act” means the Securities Act of 1933.

“Seller” and “Sellers” are defined in the opening paragraph.

“Seller Indemnitees” means the Sellers and their Affiliates and Representatives (including the Sellers’ Representative).

“Sellers’ Representative” is defined in Section 11.16(a).

“Sellers’ Representative Expense Fund” is defined in Section 2.11(d)(iii).

“Settlement Offer” is defined in Section 2.12(d).

“Solvent” is defined in Section 5.6.

“Special Indemnity Matters” means any claims under Section 8.1(a), Sections 8.1(b)(ii)-(v), or claims based on any fraud or willful misconduct. For the sake of clarity, “Special Indemnity Matters” includes any breach by one or more Sellers or the Sellers’ Representative of any obligation to pay any amount due under Section 2.12, 2.13, 11.11 or 11.16 or Article IX.

“Straddle Period” is defined in Section 9.1(b).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all direct or indirect Subsidiaries of the applicable Person.

“Survival Date” means January 25, 2015.

“Surviving Entity” is defined in the Statement of Purpose.

“Tangible Personal Property” is defined in Section 4.10.

“Target” is defined in the opening paragraph.

“Tax” means: any U.S. federal, state, local, foreign (including Canadian provincial and municipal) or other income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code § 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, general service, alternative or add-on minimum, estimated or other tax or surcharge of any kind whatsoever, however denominated, or computed, and any escheat amounts or other amounts due in respect of unclaimed property, and in respect of each and every of the foregoing, including any interest, penalty, or addition thereto, whether disputed or not, and all employment insurance, health insurance, and Canada, Quebec and other government pension plan premiums or contributions.

“Tax Contest” is defined in Section 9.10(b).

“Tax Return” means any return, declaration, report, claim for refund, or information return or other document or statement relating to Taxes that is filed with any Governmental Body or required by Law to be filed with any Person, including any form, schedule or attachment thereto and any amendment or supplement thereof.

“Tax Sharing Agreement” is defined Section 4.16(f).

“Third-Party Claim” is defined in Section 8.7(a).

“Transaction Costs” means any fees, costs and expenses incurred or subject to reimbursement by any Company, in each case in connection with the Closing and any other Transactions contemplated to be performed before or on the Closing Date, but only to the extent incurred and not paid prior to the Closing, including (a) the fees, costs and expenses payable by any Company to the Financial Advisor and any investment bank, financial advisor, broker or finder relating to the Transactions, (b) any amounts related to any transaction bonuses, change in control payments, payments under the Target’s long-term incentive plan, phantom equity payouts, “stay-put”, severance or other compensatory payments payable to any current or former employees, agents, directors, officers, independent contractors and consultants of and to any Company (including the employer and employee portion of any payroll, social security, unemployment or similar Taxes related thereto) as a result of the consummation of the Transactions, including any payments by any Company to any of its employees as a result of the consummation of the Transactions (provided, that the foregoing shall not include any payments made to the Sellers pursuant to this Agreement or any of the agreements contemplated hereunder, including the Transition Services Agreement or any employment arrangements or incentives proposed by Buyer), (c) the fees, costs and expenses payable by any Company to Honigman Miller Schwartz and Cohn LLP and any other attorneys engaged by any Company and (d) the fees, costs and expenses payable by any Company to outside accountants or other advisors.

“Transaction Documents” means this Agreement, the Indemnification Escrow Agreement, the Working Capital Escrow Agreement, the Transition Services Agreement, the Noncompete Agreements, the Letters of Transmittal, and all other written agreements, documents and certificates contemplated by any of the foregoing documents or in furtherance of the Transactions.

“Transaction Tax Deductions” is defined in Section 9.8.

“Transactions” means the transactions contemplated by the Transaction Documents.

“Transition Services Agreement” means the Transition Services Agreement, dated on or about the Closing Date, between Buyer and William P. Trimarco substantially in the form of Exhibit G attached hereto.

“TREAD Act” means the Transportation Recall Enhancement, Accountability and Documentation Act.

“Units” means Existing Units and Post-Exercise Units.

“U.S. Optionholder” means all Optionholders other than Canadian Optionholders.

“U.S. Restricted Person List” means: (i) the list of Specially Designated Nationals and Blocked Persons maintained by the U.S. Department of the Treasury, Office of Foreign Assets Control; (ii) the

Denied Persons, Unverified, and Entity lists maintained by the Bureau of Industry and Security of the U.S. Department of Commerce under the Export Administration Regulations; (iii) the Debarred list maintained by the U.S. Department of State; and (iv) the lists maintained by the U.S. Department of State of Persons subject to sanctions by the U.S. Government for engaging in activities relating to proliferation or Iran.

“U.S. Trade Laws” means any U.S. Law, or other decision or requirement having the force or effect of law, imposing restrictions, requirements, conditions or sanctions in connection with international trade activities, including, but not limited to, as applicable, the Tariff Act of 1930, as amended, and other laws, regulations, and programs administered or enforced by U.S. Customs and Border Protection and U.S. Immigration and Customs Enforcement, and their predecessor agencies, such as the U.S. Customs Regulations (19 C.F.R. Part 0 et seq.), the Export Administration Act of 1979, as amended, the Export Administration Regulations, 15 C.F.R. Part 730 et seq., the International Emergency Economic Powers Act, as amended, the Trading with the Enemy Act, as amended, the statutes, regulations, and Executive Orders administered by OFAC (including 31 C.F.R. Part 500 et seq.), the Arms Export Control Act, as amended, the International Traffic in Arms Regulations, administered by the U.S. Department of State, Directorate of Defense Trade Controls, 22 C.F.R. Part 120 et seq., statutes and Executive Orders authorizing sanctions for trade relating to specified activities, such as proliferation, or countries, such as Iran, including as administered by the U.S. Department of State, and the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury.

“Vested Option” means an Option outstanding as of immediately prior to the Effective Time that is vested and exercisable as of immediately prior to or at the Effective Time and is “in-the-money.”

“Vested Option Unit” means (i) in the case of all U.S. Optionholders, each Post-Exercise Unit that is issuable in respect of a Vested Option exercised (or deemed exercised) by any U.S. Optionholder and (ii) in the case of any Canadian Optionholder, each share of common stock of Hercules that would otherwise be issuable in respect of a Vested Option held by such Canadian Optionholder if such Options were being exercised and not cancelled at the Effective Time.

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1988, as amended.

“Working Capital” means (a) the amount of the consolidated current assets of the Companies that are included as “current assets” on Schedule 2.12(a), minus (b) the amount of the consolidated current liabilities of the Companies that are included as “current liabilities” on Schedule 2.12(a), in each case calculated as of the Closing Time but without giving effect to the Closing; provided, that only $394,000 will be accrued for the CBP Matter (as defined on Section 4.17(a) of the Disclosure Schedule), unless the CBP Matter is finally resolved prior to the final determination of the Adjusted Closing Payment in accordance with Section 2.12, in which case the amount of such accrual shall equal the amount finally determined for the CBP Matter subject to a cap of $594,000 (subject to reduction for any refunds or overpayments of custom duties or related Taxes paid by any Company in respect of a Pre-Closing Tax Period that are received, available, or applied by any Company prior to the final determination of the Adjusted Closing Payment). Notwithstanding the foregoing, Working Capital will exclude Cash, Indebtedness, Transaction Costs, inter-Company assets or liabilities, or income Taxes. All calculations of current assets, current liabilities, or Working Capital will be consistent with the calculation of Working Capital at December 31, 2013 as illustrated on Schedule 2.12(a).

“Working Capital Escrow Amount” is defined in Section 2.11(d)(ii).

“Working Capital Escrow Agreement” means the Working Capital Escrow Agreement, dated on or about the Closing Date, among the Sellers’ Representative, Buyer and the Escrow Agent in substantially the form attached hereto as Exhibit E.

“Working Capital Target” means $116,359,000.